W A C H O V I A   C O R P O R A T I O N   A N D   S U B S I D I A R I E S

Third Quarter 2002

Management’s Discussion and Analysis
Quarterly Financial Supplement
Nine Months Ended September 30, 2002

WACHOVIA CORPORATION AND SUBSIDIARIES
QUARTERLY FINANCIAL SUPPLEMENT
NINE MONTHS ENDED SEPTEMBER 30, 2002
TABLE OF CONTENTS

PAGE

Financial Highlights	1

Management’s Discussion and Analysis	2

Selected Statistical Data	27

Summaries of Income, Per Common Share and Balance Sheet Data	28

Merger-Related and Restructuring Charges	29

Business Segments	30

Fee and Other Income — Corporate and Investment Bank	46

Selected Ratios	47

Securities	48

Loans — On-Balance Sheet, and Managed and Servicing Portfolios	49

Loans Held for Sale	50

Allowance for Loan Losses and Nonperforming Assets	51

Nonaccrual Loan Activity	52

Goodwill and Other Intangible Assets	53

Deposits	54

Time Deposits in Amounts of $100,000 or More	54

Long-Term Debt	55

Changes in Stockholders’ Equity	56

Capital Ratios	57

Risk Management Derivative Financial Instruments	58

Risk Management Derivative Financial Instruments — Expected Maturities	60

Risk Management Derivative Financial Instruments Activity	61

Net Interest Income Summaries — Five Quarters Ended September 30, 2002	62

Net Interest Income Summaries — Nine Months Ended September 30, 2002 and 2001	64

Consolidated Balance Sheets — Five Quarters Ended September 30, 2002	65

Consolidated Statements of Income (Loss) — Five Quarters Ended September 30, 2002	66

Consolidated Statements of Income — Nine Months Ended September 30, 2002 and 2001	67

Consolidated Statements of Cash Flows — Nine Months Ended September 30, 2002 and 2001	68

FINANCIAL HIGHLIGHTS

		Three Months Ended			Nine Months Ended
		September 30,			September 30,
			Percent			Percent
			Increase			Increase
(Dollars in millions, except per share data)	2002	2001	(Decrease)	2002	2001	(Decrease)

FINANCIAL HIGHLIGHTS
Net interest income (Tax-equivalent)	$2,520	1,974	28%	$7,512	5,450	38%
Fee and other income	1,890	1,032	83	6,027	4,236	42

Total revenue (Tax-equivalent)	4,410	3,006	47	13,539	9,686	40
Provision for loan losses	435	1,124	(61)	1,171	1,566	(25)
Noninterest expense	2,945	2,395	23	8,640	6,801	27
Income taxes (Tax-equivalent)	114	(179)	(164)	1,044	436	139

Net income	916	(334)	(374)	2,684	883	204
Dividends on preferred stock	3	—	—	15	—	—

Net income available to common stockholders	$913	(334)	(373)%	$2,669	883	202%

DILUTED EARNINGS PER COMMON SHARE
Net income	$0.66	(0.31)	(313)%	$1.95	0.85	129%

PROFITABILITY
Return on average common stockholders’ equity	11.63%	(6.52)	—	11.95%	6.78	—
Net interest margin	3.93	3.58	—	3.93	3.47	—
Fee and other income as % of total revenue	42.86	34.33	—	44.52	43.73	—
Effective income tax rate	6.20%	40.04	—	24.80%	27.15	—

BALANCE SHEET DATA
Securities	$72,071	56,929	27%	$72,071	56,929	27%
Loans, net	157,542	169,680	(7)	157,542	169,680	(7)
Total assets	333,880	325,897	2	333,880	325,897	2
Total deposits	187,785	180,549	4	187,785	180,549	4
Long-term debt	39,758	43,233	(8)	39,758	43,233	(8)
Stockholders’ equity	$32,105	28,506	13%	$32,105	28,506	13%

CAPITAL ADEQUACY
Tier I capital ratio	8.11%	6.75	—	8.11%	6.75	—
Total capital ratio	12.02	10.84	—	12.02	10.84	—
Leverage ratio	6.82%	7.22	—	6.82%	7.22	—

ASSET QUALITY
Allowance as % of loans, net	1.81%	1.79	—	1.81%	1.79	—
Allowance as % of nonperforming assets	149	186	—	149	186	—
Net charge-offs as % of average loans, net	0.59	0.73	—	0.80	0.60	—
Nonperforming assets as % of loans, net, foreclosed properties and loans held for sale	1.23%	1.08	—	1.23%	1.08	—

OTHER DATA
Employees	80,987	85,534	(5)%	80,987	85,534	(5)%
Financial centers	3,342	3,461	(3)	3,342	3,461	(3)
ATMs	4,604	4,698	(2)	4,604	4,698	(2)
Common shares outstanding (In millions)	1,373	1,361	1	1,373	1,361	1
Common stock price	$32.69	31.00	5	$32.69	31.00	5
Book value per common share	$23.38	20.94	12	$23.38	20.94	12
Common stock price to book value	140%	148	—	140%	148	—
Market capitalization	$44,887	42,191	6	$44,887	42,191	6
Dividends paid per common share	$0.26	0.24	8%	$0.74	0.72	3%

[Wachovia Logo]	WACHOVIA

     The following discussion and other portions of this Quarterly Report contain various forward-looking statements. Please refer to our 2002 Third Quarter Report on Form 10-Q for a discussion of various factors that could cause our actual results to differ materially from those expressed in such forward-looking statements. In addition, please refer to our 2001 Annual Report on Form 10-K for further information related to our accounting policies, off-balance sheet profile, and risk governance and administration.

Management’s Discussion and Analysis

     Wachovia’s results in 2002 reflect the merger of First Union and the former Wachovia, which closed on September 1, 2001. Because this merger was accounted for under the purchase method of accounting, periods before September 1, 2001, have not been restated. Therefore, the nine months results for 2001 include eight months of First Union and one month of the combined company.

Summary of Results of Operations
	Three Months Ended		Nine Months Ended
	September 30,		September 30,

(In millions, except per share data)	2002	2001	2002	2001

Net interest income (a)	$2,520	1,974	7,512	5,450
Fee and other income	1,890	1,032	6,027	4,236

Total revenue (a)	4,410	3,006	13,539	9,686
Provision for loan losses	435	1,124	1,171	1,566
Noninterest expense, excluding goodwill and other intangible amortization	2,793	2,278	8,159	6,529
Goodwill and other intangible amortization	152	117	481	272
Income taxes (a)	114	(179)	1,044	436

Net income (loss)	916	(334)	2,684	883
Dividends on preferred stock	3	—	15	—

Net income (loss) available to common stockholders	913	(334)	2,669	883

Per diluted common share
Net income (loss)	$0.66	(0.31)	1.95	0.85

(a) Tax-equivalent

Financial Summary In the first nine months of 2002, net income available to common stockholders was $2.7 billion, or $1.95 per share, compared with $883 million, or 85 cents, in the first nine months of 2001. Total tax-equivalent net interest income of $7.5 billion in the first nine months of 2002 rose $2.1 billion from the first nine months of 2001, driven primarily by the addition of earning assets from the former Wachovia, wider spreads resulting from declines in interest rates, growth in low-cost core deposits and declines in higher-cost deposit products such as certificates of deposit and other time deposits.

     The provision for loan losses of $1.2 billion in the first nine months of 2002 declined $395 million or 25 percent from the same period in 2001. The provision was higher a year ago primarily due to steps we took in the third quarter of 2001 to reduce the risk inherent in a larger loan portfolio resulting from the merger, as well as to address risk in our loan portfolio driven by a weakened economic environment. In the first nine months of 2002, we continued to mitigate risk and strengthen our balance sheet by transferring many at-risk credits, including a substantial amount of emerging telecommunications exposure, to held for sale.

     Fee and other income of $6.0 billion in the first nine months of 2002 increased $1.8 billion from the first nine months of 2001, largely due to the addition of the former Wachovia and a significant decline in net principal investing losses. Otherwise, a weak economic environment dampened growth in market-related revenue, such as brokerage, asset management, and advisory, underwriting and other investment banking fees. In addition, net securities gains of $123 million offset the impact of credit actions and net trading losses in the first nine months of 2002, and compared with net securities losses of $51 million in the first nine months of 2001.

     Noninterest expense of $8.6 billion in the first nine months of 2002 increased $1.8 billion, or 27 percent, from the first nine months of 2001, primarily reflecting the addition of expenses from the former Wachovia, as well as amortization of intangibles and net merger-related and restructuring charges recorded in connection with the merger, litigation settlements and additions to legal reserves. Results also include $38 million pre-tax, ($26 million after-tax, or two cents per share) of expense related to stock options. The increase was partially offset by expense efficiencies resulting from merger integration, expense control initiatives and the elimination of goodwill amortization in 2002.

     Results in the first nine months of 2002 also reflected a significantly lower tax provision due primarily to the recognition of a tax benefit recorded in the third quarter of 2002 related to a loss on our investment in The Money Store. This tax benefit fully offset credit and legal actions taken in the quarter as part of our ongoing efforts to reduce balance sheet risk.

     Wachovia’s board of directors announced an increase in the third quarter 2002 common stock dividend of two cents per share, to 26 cents per quarter or $1.04 annualized. This represents a cash dividend payout ratio of 33 percent, in line with the corporate goal of 30 percent to 35 percent of cash earnings per share. The board of directors also declared a third quarter cash dividend on Wachovia’s Dividend Equalization Preferred Shares (DEPs) of four cents per share. In October, the board of directors declared a fourth quarter common stock dividend and DEPs dividend of 26 cents per share and four cents per share, respectively, payable on December 16, 2002, to stockholders of record on November 29, 2002.

     Third quarter 2002 net income available to common stockholders was $913 million, or 66 cents per share. In the third quarter of 2001, a net loss of $334 million, or 31 cents, was reported. These results included after-tax net principal investing losses of $19 million in the third quarter of 2002, or one cent per share, compared with $380 million, or 34 cents, in the third quarter of 2001. These results also included after-tax net merger-related and restructuring charges of $67 million, or five cents per share, in 2002 and $57 million, or five cents, in 2001. See the Merger-Related and Restructuring Charges section for additional information.

     First Union-Wachovia Merger The merger of the former Wachovia and First Union closed on September 1, 2001, and the combined company adopted the name “Wachovia Corporation.” The merger was accounted for under the purchase method of accounting, and accordingly, the results for the nine months ended September 30, 2001, include eight months of First Union and one month of the combined company.

     In connection with the merger, shareholders of the former Wachovia received two First Union shares for each former Wachovia common share and were also given the right to choose either a one-time cash payment of 48 cents per common share of the former Wachovia or two shares of a new class of preferred shares, which pays dividends equal to the difference between the last dividend paid by the former Wachovia of 30 cents per share and the common stock dividend declared by the combined company. This dividend will cease once Wachovia’s total dividends paid to common stockholders for four consecutive quarters equal at least $1.20 per common share. More information is in the Stockholders’ Equity section.

     The merger integration is progressing well and much has already been achieved. By the end of the third quarter of 2002:

•	Data center operations in Jacksonville, Florida, were consolidated at a Winston-Salem data center site.

•	Including the data center consolidation, 47 percent of systems-related activities had been completed. These included: deployment of the General Bank sales referral and lead system; deployment of the teller system and a branch automation upgrade in Florida; and conversion of automated clearinghouse systems, which process an average of 63 million items, or $250 billion, monthly.

•	Streamlined product selection was introduced in advance of upcoming deposit conversions to help familiarize sales force and customers with new product features.

•	Branding as Wachovia Securities was completed for both the Capital Management Group and Corporate and Investment Bank businesses.

•	More than 840,000 hours out of 1.5 million hours of planned product and system training was conducted year-to-date.

•	More than 120 new series 6 and series 63 sales representatives were licensed in the legacy Wachovia branch system, for a year-to-date total of 439 new registered representatives.

•	Customer satisfaction scores reached record levels, and voluntary employee attrition remained a low 14 percent year-to-date, compared with 18 percent in 2001.

•	Expense efficiencies amounting to $155 million across all segments were achieved in the third quarter and, combined with $317 million achieved in the first half of 2002, represented 53 percent of the annual goal of $890 million in 2004.

     The September 30, 2002, consolidated balance sheet includes the assets and liabilities of the former Wachovia, which were recorded at their respective fair values as of September 1, 2001. Based on the former Wachovia ending tangible assets of $70 billion, liabilities of $64 billion and tangible equity of $5.5 billion, an aggregate purchase price of $13.0 billion and net purchase accounting adjustments of $2.1 billion, the merger resulted in total intangible assets of $9.6 billion. Of the $9.6 billion, $1.9 billion was assigned to deposit base intangible and $340 million was assigned to other intangibles, primarily related to the customer relationships and trade name of the former Wachovia. Under new accounting standards that were effective on July 1, 2001, the $7.4 billion of goodwill recorded in connection with this merger is not subject to amortization. Deposit base and customer relationship intangibles are being amortized using accelerated methods and the trade name intangible, because of its indefinite life, is not subject to amortization. More information is in the Accounting and Regulatory Matters section.

     In the first nine months of 2002, additional goodwill associated with the Wachovia merger of $131 million was recorded. We obtained additional information relative to the fair values of certain assets and liabilities of the former Wachovia that resulted in refinements to the initial estimates, which are now final. Of the $131 million, we recorded $110 million pre-tax, or $74 million after tax, related to exit costs of the former Wachovia including employee termination costs and facilities-related costs net of branch sale gains.

Outlook

     We continue to make excellent progress in meeting our corporate objectives of quality earnings growth, improved customer service, tight expense control and a strengthened balance sheet. Financial performance has been enhanced by increased attention to customer service, underscored by the 14th consecutive quarter of improved customer satisfaction rankings, which now place us among “best in class.” This level of service has contributed to growth in low-cost core deposits, where we are among the industry’s leaders in our markets. At the same time, our balanced business model positions us well to attract our customers’ investment business when the financial markets ultimately recover. We have continued to invest in building our businesses, including upgrading branch automation and making selected acquisitions to enhance our insurance and investment management offerings. Expense management discipline and merger efficiencies continue to enable us to hold the line on expense growth. In addition, the tier 1 capital ratio improved 107 basis points from year-end 2001 to 8.11 percent at September 30, 2002, ahead of our year-end 2002 goal of 8.00 percent.

     The first nine months of 2002 were marked by historical lows and extreme volatility in the equity markets. The pace of economic growth in the rest of 2002 is uncertain, and we expect modest revenue growth in our core banking businesses while remaining cautious about revenue growth in certain market-sensitive businesses. We also expect flat expenses, improvement in credit quality trends, margin compression and continued improvement in capital ratios.

     In the third quarter of 2002, we adopted the fair value method of accounting for stock options effective for grants made in 2002 and thereafter. Under this method, expense is measured as the fair value of stock options as of the grant date and the expense is recognized evenly over the vesting period. The third quarter financial impact of options awarded in 2002 was $13 million after-tax, or one cent per share. Additionally, second quarter 2002 earnings have been changed to reflect a $13 million after-tax impact of this adoption. The fourth quarter 2002 impact will be $13 million after-tax, or one cent per share. The impact of the 2002 grant will be expensed over a three-year vesting period. In addition, the impact of any future grants will be recorded over their vesting periods.

     Assuming we were to continue our stock option grants at comparable levels for the next four years and assuming all fair value and vesting assumptions remain unchanged, the after-tax impact on net income available to common stockholders of the fair value method of accounting for stock options would be approximately $87 million in 2003; $137 million in 2004; and $150 million in 2005. The impact in 2005 would represent the estimated ongoing annual impact.

     We are reviewing the assumptions related to the accounting for our pension plan obligations, as we do annually. Although our assumptions have not been finalized, we expect that, based on recent market conditions, our pension expense will increase beginning in 2003. Each 25 basis point reduction in either our long-term expected rate of return, which was 10 percent in 2001, or our discount rate, which was 7.25 percent in 2001, would increase our 2003 pension expense by approximately $11 million and $23 million before income taxes, respectively.

     In the first nine months of 2002, we made contributions to our qualified pension plan amounting to $703 million. While the actuarial calculation is not complete at this time, we anticipate that the fair value of the plan assets will exceed the accumulated benefit obligation at September 30, 2002, our annual measurement date.

     We are optimistic about the future due to strategies in place and demographic trends that favor our core businesses of the General Bank, Capital Management, Wealth Management and the Corporate and Investment Bank. The General Bank continued to build momentum with a strong increase in low-cost core deposits, record sales of consumer and small business loans and good investment sales production. Our Corporate and Investment Bank, Capital Management and Wealth Management businesses also performed well relative to trends in their respective industries in light of the challenging financial markets.

     We will continue to evaluate our operations and organizational structures to ensure they are closely aligned with our goal of maximizing performance through increased efficiency and competitiveness in our four core businesses. When consistent with our overall business strategy, we may consider the disposition of certain assets, branches, subsidiaries or lines of business. We continue to routinely explore acquisition opportunities in areas that would complement our core businesses, and frequently conduct due diligence activities in connection with possible acquisitions. As a result, acquisition discussions and, in some cases, negotiations frequently take place and future acquisitions involving cash, debt or equity securities could occur.

Corporate Results of Operations

Average Balance Sheets and Interest Rates
	Nine Months Ended		Nine Months Ended
	September 30, 2002		September 30, 2001

	Average		Average
(In millions)	Balance	Rate	Balance	Rate

Interest-bearing bank balances	$3,276	2.00%	$2,031	4.70%
Federal funds sold	11,104	3.14	8,674	4.64
Trading account assets	15,676	4.64	13,955	5.80
Securities	59,186	6.26	50,324	7.21
Commercial loans, net	98,104	6.60	79,117	8.12
Consumer loans, net	56,485	6.97	44,961	8.29

Total loans, net	154,589	6.74	124,078	8.18

Other earning assets	11,404	5.13	10,352	7.72

Total earning assets	255,235	6.21	209,414	7.59

Interest-bearing deposits	140,483	2.47	113,400	4.28
Federal funds purchased	31,906	2.85	26,379	5.40
Commercial paper	3,151	1.17	2,643	4.20
Other short-term borrowings	10,026	2.50	9,754	2.95
Long-term debt	39,538	2.91	37,041	5.24

Total interest-bearing liabilities	225,104	2.59	189,217	4.55

Net interest income and margin	$7,512	3.93%	$5,450	3.47%

Net Interest Income and Margin Net interest income on a tax-equivalent basis increased $2.1 billion from the first nine months of 2001 to $7.5 billion in the first nine months of 2002. The net interest margin increased 46 basis points to 3.93 percent in the first nine months of 2002 from the first nine months of 2001. The average federal funds purchased rate declined 255 basis points year over year. Our interest rate risk position generally benefits in a declining rate environment because liabilities reprice more quickly than assets. The increase in net interest income and in the margin was due to the lower interest rate environment, an increase in the proportion of low-cost core deposits and the addition of earning assets from the former Wachovia. These benefits were partially offset by the sale and securitization of home equity loans as well as branch divestitures that took place in the first nine months of 2002. If the current interest rate environment continues into the fourth quarter, we expect to experience margin compression in the range of 7 basis points to 10 basis points. We employ balance sheet management strategies designed to minimize margin compression while maintaining an appropriate interest rate risk profile.

     The contribution of hedge-related derivatives to the net interest margin increased from 15 basis points in the first nine months of 2001 to 41 basis points in the first nine months of 2002. In order to maintain our targeted interest rate risk profile, derivatives are used to hedge the interest rate risk inherent in our assets and liabilities. In a declining rate environment, an increase in the contribution of derivatives, primarily interest rate swaps on fixed rate debt, and floating rate loans, offsets declining net interest income from our balance sheet positions. However, it is important to evaluate hedge-related derivative income within the overall context of interest rate risk management. Our derivatives activity is undertaken as part of a program to manage interest rate risk and maintain a stable net interest margin. As one example, we use derivatives to swap our fixed-rate debt issuances to floating rate debt. We do this rather than issue floating rate debt because there is a broader market for fixed rate debt. The Risk Governance and Administration section provides additional information on our methodology for interest rate risk management.

     Premiums and discounts that resulted from recording the interest-earning assets and the interest-bearing liabilities of the former Wachovia at their respective fair values at September 1, 2001, are being accreted and amortized using methods that result in a constant effective yield over the terms of the assets and liabilities. This net accretion increased net interest income by $225 million, or 12 basis points, in the first nine months of 2002. The projected increase in net interest income resulting from net accretion related to these premiums and discounts for the rest of 2002 is $33 million. When the assets and liabilities subject to purchase accounting mature, they will be replaced by new assets and liabilities with market yields. Therefore, we do not expect this reduction in net accretion to have a material effect on net interest income.

     The average rate on earning assets declined 138 basis points from the first nine months of 2001 to 6.21 percent in the first nine months of 2002 and the average rate on interest-bearing liabilities decreased 196 basis points from the first nine months of 2001 to 2.59 percent in the first nine months of 2002.

Fee and Other Income
	Three Months Ended		Nine Months Ended
	September 30,		September 30,

(In millions)	2002	2001	2002	2001

Service charges and fees	$664	541	1,986	1,495
Commissions	458	356	1,403	1,120
Fiduciary and asset management fees	427	400	1,370	1,165
Advisory, underwriting and other investment banking fees	72	177	537	613
Principal investing	(29)	(585)	(161)	(686)
Other income	298	143	892	529

Total fee and other income	$1,890	1,032	6,027	4,236

Fee and Other Income Fee and other income of $6.0 billion in the first nine months of 2002 increased $1.8 billion from the first nine months of 2001 largely due to fee and other income from the former Wachovia and significantly lower net principal investing losses.

     Service charges and fees increased $491 million from the first nine months of 2001 to $2.0 billion in the first nine months of 2002 due to the addition of the former Wachovia. Commissions, which include brokerage and insurance commissions, increased $283 million to $1.4 billion, while fiduciary and asset management fees increased $205 million to $1.4 billion from the first nine months of 2001. Growth in commissions and fiduciary and asset management fees was primarily due to the addition of the former Wachovia and modest organic growth despite a weakened trading environment.

     Advisory, underwriting and other investment banking fees declined $76 million to $537 million in the first nine months of 2002 primarily due to trading losses particularly in July and August of 2002. Advisory, underwriting and other investment banking fees in the first nine months of 2002 included an incremental $42 million in fees related to the securitization of assets from one of our multi-seller commercial paper conduits. Trading account profits of $66 million in the first nine months of 2002 included a $42 million loss related to the purchase of $361 million of assets from the conduit pursuant to a credit enhancement agreement we have with the conduit. Total assets purchased from the conduit were $596 million in the first nine months of 2002. Trading account profits were $278 million in the first nine months of 2001, which included losses of $57 million primarily related to the purchase of $144 million of assets from the conduit.

     Principal investing, which includes the results of investments in equity and mezzanine securities, had net losses of $161 million in the first nine months of 2002, a decline from $686 million in net losses in the first nine months of 2001. The $686 million net losses in the first nine months of 2001 included write-downs largely on 1999 and 2000 vintage private equity investments in the telecommunications and technology sectors.

     Other income, including results from portfolio securities transactions and asset sales and securitizations, increased to $892 million, up $363 million from the first nine months of 2001. Net portfolio securities gains of $123 million included $124 million in impairment losses. These securities gains were taken to partially offset the $71 million in third quarter 2002 net trading losses and a second quarter 2002 write-down of Argentine loans. Net portfolio securities losses of $51 million in the first nine months of 2001 included $168 million in impairment losses. Asset sales and securitization income increased $98 million from the first nine months of 2001. Included in this increase was $38 million related to mortgage sales and securitization income and $60 million related to other securitization income. Net gains from market value adjustments or sales of loans held for sale were $40 million in the first nine months of 2002 and a net loss of $49 million in the first nine months of 2001. Other income in the first nine months of 2002 included an increase of $78 million from investments classified as other assets primarily due to additions from the former Wachovia. Other income in the first nine months of 2001 included a $75 million gain recorded in connection with the sale of Star Systems, Inc.

Noninterest Expense
	Three Months Ended		Nine Months Ended
	September 30,		September 30,

(In millions)	2002	2001	2002	2001

Salaries and employee benefits	$1,588	1,374	4,916	4,147
Occupancy	195	176	584	520
Equipment	234	214	691	632
Advertising	20	15	64	45
Communications and supplies	136	117	402	338
Professional and consulting fees	111	79	295	246
Goodwill and other intangible amortization	152	117	481	272
Merger-related and restructuring charges	107	85	242	18
Sundry expense	402	218	965	583

Total noninterest expense	$2,945	2,395	8,640	6,801

Noninterest Expense Noninterest expense increased $1.8 billion from the first nine months of 2001 to $8.6 billion due to the addition of expenses related to the former Wachovia, increased amortization related to intangibles and net merger-related and restructuring charges recorded in connection with the merger. The increase in expenses was partially offset by the impact of expense control initiatives, merger efficiencies and the elimination of goodwill amortization. Salaries and employee benefits in the first nine months of 2002 included $38 million related to the adoption of the fair value method of accounting for stock options. Goodwill and other intangible amortization expense amounted to $481 million in the first nine months of 2002 and $272 million in the first nine months of 2001. Merger-related and restructuring charges, which are discussed below, were $242 million in the first nine months of 2002 and $18 million in the first nine months of 2001. The increase in sundry expense included $131 million associated with legal settlements and additions to legal reserves in the third quarter of 2002. The Accounting and Regulatory Matters-Business Combinations section has further information related to goodwill and other intangible assets.

Merger-Related and Restructuring Charges We are executing a number of plans to integrate the operations of First Union and the former Wachovia. Certain costs of the merger integration, such as employee termination benefits for employees of First Union and system integration costs, are recorded as merger-related and restructuring charges in the consolidated statements of income. The merger-related and restructuring charges in the consolidated statements of income will continue to be recognized throughout our previously announced three-year integration period. Additionally, in accordance with the purchase method of accounting, certain other costs associated with the integration plans, such as employee termination benefits for employees of the former Wachovia, were treated as adjustments to goodwill. We finalized all integration plans that would affect goodwill by September 1, 2002. Beginning in the fourth quarter of 2002, all former Wachovia exit costs will be recorded as merger-related and restructuring charges in our consolidated statements of income.

     In the first nine months of 2002, we recorded $242 million in net merger-related and restructuring charges. These charges consisted of $363 million primarily related to systems conversion, occupancy and equipment, advertising and employee termination costs, which were partially offset by gains of $121 million from the sale of 27 First Union branch offices. Net merger-related and restructuring charges include $25 million of incremental advertising expense specifically related to merger activity such as branch conversions. We expect these advertising charges to increase significantly as branch conversions begin to take place toward the end of this year.

     In the first nine months of 2002, we recorded a net $110 million of purchase accounting adjustments that included $157 million of employee termination, facilities-related and other costs and $47 million in gains on the sale of 10 former Wachovia branch offices.

     Total employee termination costs, including purchase accounting adjustments and merger-related and restructuring charges, were $100 million in the first nine months of 2002, and included severance payments and related expenses for 2,338 employees. Of the 2,338 employees, 47 percent were from staff support areas within the Parent segment, 27 percent were from the General Bank segment, 3 percent were from the Corporate and Investment Bank segment, 12 percent were from the Capital Management segment and 11 percent were from the Wealth Management segment.

     Since the consummation of the merger on September 1, 2001, $263 million of employee termination costs have been recorded representing 3,578 employee terminations. Of the $263 million, $111 million was recorded as merger-related and restructuring charges and $152 million was recorded as purchase accounting adjustments. Through September 30, 2002, we have paid $80 million in employee termination costs recorded as restructuring charges and $92 million as purchase accounting adjustments, leaving $31 million and $60 million from the restructuring charges and purchase accounting adjustments, respectively, for future payments.

     In the first nine months of 2001, we recorded a net charge of $18 million pre-tax in net merger-related and restructuring charges primarily in connection with the Wachovia merger and the completion of the strategic repositioning announced in June 2000. Net charges in connection with the Wachovia merger were $82 million and consisted primarily of employee termination costs, costs associated with the defense of the merger against a hostile bid and other merger-related personnel costs. In addition we recorded net reversals of $73 million of previously recorded restructuring charges principally related to the finalization of estimates for employee terminations, contract cancellations and occupancy costs in connection with the 2000 strategic repositioning. Also included in the $18 million net charge were $23 million in systems integration costs related to other mergers and $14 million in reversals of costs recorded in the March 1999 restructuring charge based on finalization of employee terminations and benefits.

     For more information related to merger-related and restructuring charges, see the Merger-Related and Restructuring Charges and Goodwill and Other Intangible Assets tables.

Income Taxes Income taxes of $885 million in the first nine months of 2002 increased $556 million from the first nine months of 2001, and the effective tax rates were 24.80 percent and 27.15 percent in those respective periods. In the third quarter of 2002, income taxes of $60 million and an effective tax rate of 6.20 percent included a benefit of $218 million primarily related to a loss on our investment in The Money Store, Inc. In June 2000, we recorded a $1.8 billion write-down for impairment of goodwill to reflect the lower fair value of our investment in The Money Store for financial reporting purposes, but did not record any related tax benefit. In the third quarter of 2002, The Money Store issued preferred stock to unrelated third parties, resulting in the recognition of the tax benefit. The tax benefit fully offset credit risk reduction and legal actions taken in the third quarter of 2002 as part of our ongoing effort to reduce balance sheet risk. Our tax provision in the fourth quarter will include a tax benefit expected to be in excess of $90 million related primarily to The Money Store. We expect to also use this benefit to further reduce balance sheet risk. Our current effective tax rate for the first nine months of 2002, excluding the tax benefit principally related to The Money Store, was 30.91 percent. We expect a similar effective tax rate for the full years 2002 and 2003.

Business Segments

     Wachovia provides a diversified range of banking and nonbanking financial services and products primarily through our four core business segments, the General Bank, Capital Management, Wealth Management and the Corporate and Investment Bank. The following Business Segment discussion covers the results for these four core business segments plus the Parent, and is on a segment earnings basis, which excludes net merger-related, restructuring charges, and other charges and gains. Segment earnings are the basis upon which we manage and allocate capital to our business segments.

     In the first nine months of 2001, we reported other charges and gains, in addition to merger-related and restructuring charges, that were also not included in individual segment earnings results. Most of these other charges and gains were related to corporate actions taken in the third quarter of 2001, including:

•	A $549 million pre-tax provision for loan losses to provide for deterioration in our loan portfolio as a result of a weakening economy and a $331 million pre-tax provision for loan losses representing the impact of integrating the two loan portfolios and of transferring $1.5 billion of higher risk loans to held for sale. These adjustments to the provision are a significant component of the $1.6 billion provision for loan losses in the first nine months of 2001 discussed in the Provision and Allowance for Loan Losses section.

•	A net increase in fee and other income of $25 million pre-tax related to a $73 million gain on the sale of branches offset primarily by net market value write-down of certain loans held for sale. This net increase is included in the $4.2 billion of fee and other income in the first nine months of 2001 discussed in the Fee and Other Income section.

•	$166 million in noninterest expense that primarily included employee termination costs, professional fees, premises consolidation costs and system deconversion costs. These expense items are included in the $6.8 billion of noninterest expenses in the first nine months of 2001 discussed in the Noninterest Expense section.

     We use cash earnings to measure our progress against our targeted goals, such as earnings per share growth, overhead efficiency ratios and dividend payout ratios. Segment and cash earnings exclude after-tax net merger-related and restructuring charges, other charges and gains, and preferred stock dividends from results prepared using U.S. generally accepted accounting principles (GAAP). Cash earnings also exclude after-tax deposit base intangible, goodwill and other intangible amortization. The cash overhead efficiency ratio is the result of dividing noninterest expense, excluding net merger-related and restructuring charges and deposit base intangible, goodwill and other intangible amortization by the total of tax-equivalent net interest income and fee and other income.

     We use a management reporting model that includes methodologies for funds transfer pricing, allocation of economic capital, expected losses and cost transfers. Under this model, intersegment revenues are paid by a segment to the segment that distributes or services the product. The amount of the referral fee is based on comparable fees paid in the market or negotiated amounts that approximate the value provided by the selling segment. Cost transfers are made for services provided by one segment to another. Activity-based costing studies are continually being refined to better align expenses with products and their revenues.

     We continuously refine assumptions and methodologies to better reflect the true economics of our business segments. None of these refinements had a significant impact on segment earnings.

     However, in 2002 for segment reporting purposes we changed the way we report tax credits for historic and low-income housing. In past years, the write-downs associated with this business were recorded as fee income and the associated tax credits were in income taxes. We now report the write-downs net of the related tax benefit in fee and other income. This is consistent with the reporting of other tax-preferred items. Results for 2001 were restated to reflect these changes.

General Bank
Performance Summary
	Three Months Ended		Nine Months Ended
	September 30,		September 30,

(In millions)	2002	2001	2002	2001

Income statement data
Net interest income (Tax-equivalent)	$1,730	1,276	5,087	3,498
Fee and other income	519	434	1,525	1,146
Intersegment revenue	38	35	120	98

Total revenue (Tax-equivalent)	2,287	1,745	6,732	4,742
Provision for loan losses	114	97	327	295
Noninterest expense	1,256	1,015	3,693	2,835
Income taxes (Tax-equivalent)	334	222	989	558

Segment earnings	$583	411	1,723	1,054

Performance and other data
Economic profit	$415	289	1,221	779
Risk adjusted return on capital (RAROC)	40.85%	38.71	40.67	39.58
Economic capital, average	$5,519	4,298	5,504	3,777
Cash overhead efficiency ratio	54.88%	57.64	54.84	58.99
Average loans, net	$101,402	76,383	100,101	68,292
Average core deposits	$141,860	109,641	139,217	101,864

General Bank The General Bank serves 8 million retail households and 900,000 small and middle-market businesses in 11 East Coast states and Washington, D.C., through 2,700 financial centers, 4,600 automated teller machines and online and telephone banking. Customized retail deposit and lending products include checking, savings and money market accounts, time deposits and IRAs, home equity, residential mortgage, student loans, credit cards and personal loans; and investment products include mutual funds and annuities. Small-business banking includes a full range of deposit, credit and investment products and services, and middle-market customers receive comprehensive commercial deposit, lending and commercial real estate solutions, as well as access to asset management, global treasury management and capital markets products and services through partnerships with Capital Management, Wealth Management and the Corporate and Investment Bank.

     Our strategic focus is on providing exceptional customer service combined with leveraging in-depth customer knowledge to deepen, enhance and retain existing relationships, in addition to acquiring new ones, through tailored products and services. Our goal is to reduce the number of single-service customers and to increase the proportion of our customers who save, invest and borrow with us. The General Bank is particularly focused on providing excellent service to customers throughout the merger integration process, growing low-cost core deposits, and improving both loan spreads and efficiency.

     The General Bank segment includes Retail and Small Business, and Commercial. General Bank earnings of $1.7 billion in the first nine months of 2002 increased $669 million from the first nine months of 2001 due to strong growth in loans and deposits as well as the addition of the former Wachovia. Total revenue of $6.7 billion in the first nine months of 2002 increased $2.0 billion from the first nine months of 2001, also due to wider spreads driven by strong growth in core deposits and mortgage-related revenue, as well as the addition of revenue from the former Wachovia.

     Net interest income of $5.1 billion in the first nine months of 2002, an increase of $1.6 billion from the first nine months of 2001, reflected increases in average loans and average core deposits due to good organic growth as well as the addition of the former Wachovia. This growth excludes the impact of $195 million of commercial loans and $265 million of consumer loans divested in connection with branch sales in February 2002.

     Fee and other income of $1.5 billion in the first nine months of 2002, was up $379 million from the first nine months of 2001 due to mortgage-related revenue, as well as revenue from the addition of the former Wachovia.

     Noninterest expense of $3.7 billion increased $858 million in the first nine months of 2002 from the first nine months of 2001, reflecting the addition of the former Wachovia. Strong expense management and the realization of merger efficiencies were evident in an improved cash overhead efficiency ratio of 54.84 percent in the first nine months of 2002, down from 58.99 percent in the first nine months of 2001.

Capital Management
Performance Summary
	Three Months Ended		Nine Months Ended
	September 30,		September 30,

(In millions)	2002	2001	2002	2001

Income statement data
Net interest income (Tax-equivalent)	$47	42	136	120
Fee and other income	725	652	2,286	2,017
Intersegment revenue	(18)	(17)	(54)	(51)

Total revenue (Tax-equivalent)	754	677	2,368	2,086
Provision for loan losses	—	—	—	—
Noninterest expense	623	574	1,968	1,732
Income taxes (Tax-equivalent)	48	36	146	122

Segment earnings	$83	67	254	232

Performance and other data
Economic profit	$66	48	200	178
Risk adjusted return on capital (RAROC)	53.01%	43.55	51.43	51.43
Economic capital, average	$624	611	660	604
Cash overhead efficiency ratio	82.59%	84.85	83.11	83.02
Average loans, net	$177	269	177	170
Average core deposits	$1,314	1,535	1,294	1,656

Capital Management Our Capital Management Group has created a growing and diversified business with a balanced mix of products and multiple channels of distribution. Through these channels, we offer a full line of investment products and services, including wrap accounts, our Evergreen family of mutual funds, fixed and variable annuities, defined benefit and defined contribution retirement services, corporate and institutional trust services, and other customized investment advisory services. These products and services are available through more than 8,000 registered representatives operating in our national retail brokerage network of 555 offices in 49 states; full-service retail financial centers in our East Coast marketplace; and online brokerage.

     CMG lines of business are Retail Brokerage Services, which includes the retail brokerage and insurance groups; and Asset Management, which includes mutual funds, customized investment advisory services and corporate and institutional trust services.

     CMG earnings of $254 million in the first nine months of 2002 increased $22 million from the first nine months of 2001 due to relatively stable revenues despite the weak equity markets, as well as the addition of the former Wachovia. CMG total revenue of $2.4 billion in the first nine months of 2002 increased $282 million from the first nine months of 2001.

     Assets under management of $227 billion at September 30, 2002, increased modestly from year-end 2001, as net sales in mutual funds offset the impact of the decline in the equity markets. Mutual fund assets grew to $107 billion at September 30, 2002, from $104 billion at year-end 2001 due primarily to strong fixed income and money market inflows. Broker client assets declined to $240 billion at September 30, 2002, from $274 billion at year-end 2001, reflecting the decline in the equity markets.

     CMG’s acquisition of certain assets of E-Risk Services, LLC, a leading agency provider of management liability insurance, closed October 1, 2002. The acquisition of J.L. Kaplan Associates, LLC, a privately held investment management firm with $3 billion in assets under management, closed on November 1, 2002.

Wealth Management
Performance Summary
	Three Months Ended		Nine Months Ended
	September 30,		September 30,

(In millions)	2002	2001	2002	2001

Income statement data
Net interest income (Tax-equivalent)	$101	62	296	158
Fee and other income	126	99	408	258
Intersegment revenue	1	—	4	—

Total revenue (Tax-equivalent)	228	161	708	416
Provision for loan losses	3	2	11	2
Noninterest expense	163	114	497	284
Income taxes (Tax-equivalent)	23	16	73	45

Segment earnings	$39	29	127	85

Performance and other data
Economic profit	$27	22	93	66
Risk adjusted return on capital (RAROC)	42.47%	52.92	47.92	64.96
Economic capital, average	$345	212	338	168
Cash overhead efficiency ratio	71.41%	70.65	70.20	67.82
Average loans, net	$8,854	5,680	8,630	4,837
Average core deposits	$10,006	7,313	9,928	6,623

Wealth Management Wealth Management provides a comprehensive suite of private banking, investment, financial planning and insurance services to high net worth individuals and families through approximately 60 teams of relationship managers and product specialists. Strategic partnerships with the General Bank, Capital Management, and the Corporate and Investment Bank ensure that a comprehensive array of financial solutions is available to clients across the entire Wachovia franchise. Products and services offered through Wealth Management include cash management; online account aggregation, banking and bill payment; credit and debt management products; risk management services including insurance; investment management and advisory including equity, fixed income and alternative investment management; financial, tax and estate planning services; philanthropy management including charitable trusts, foundation and planned giving services; and legacy management including personal trust and estate settlement services.

     Wealth Management earnings of $127 million in the first nine months of 2002 increased $42 million from the first nine months of 2001, reflecting the addition of the former Wachovia. Total revenue of $708 million in the first nine months of 2002 increased $292 million from the first nine months of 2001, reflecting the addition of revenue from the former Wachovia. The increase in expenses year over year similarly was due to the addition of expenses from the former Wachovia.

     Lower equity market valuations drove assets under management down 13 percent from year-end 2001 to $67 billion at September 30, 2002.

     Wealth Management’s acquisition of Cameron M. Harris & Company, a privately held insurance brokerage firm, closed on August 30, 2002.

Corporate and Investment Bank Our Corporate and Investment Bank serves more than 2,500 large corporate and institutional clients nationwide primarily in 11 key industry sectors: healthcare; technology; media and communications; information technology and business services; financial institutions; real estate; consumer and retail; industrial growth; defense and aerospace; energy and power; and international.

     The Corporate and Investment Bank segment includes Corporate Banking, Investment Banking and Principal Investing.

•	Corporate Banking products and services include large corporate lending, commercial and rail leasing, treasury services, correspondent banking operations and trade services.

•	Investment Banking product and services include fixed income underwriting, sales, trading and research activities; equity underwriting, sales, trading and research activities; fixed income and equity derivatives; currency risk management; loan syndications; merger and acquisition advisory services; various real estate capital markets products and services; and asset securitization. In April 2002 we sold a small portfolio management platform that did not fit our strategic objectives. The sale of this platform resulted in an insignificant gain and will have no material impact on the future results of our Investment Banking business.

•	Principal Investing includes direct investments primarily in private equity and mezzanine securities and investments in funds sponsored by select private equity and venture capital groups.

Corporate and Investment Bank
Performance Summary
	Three Months Ended		Nine Months Ended
	September 30,		September 30,

(In millions)	2002	2001	2002	2001

Income statement data
Net interest income (Tax-equivalent)	$611	507	1,789	1,445
Fee and other income	348	(218)	1,341	505
Intersegment revenue	(20)	(16)	(62)	(43)

Total revenue (Tax-equivalent)	939	273	3,068	1,907
Provision for loan losses	317	126	832	289
Noninterest expense	508	485	1,550	1,467
Income taxes (Tax-equivalent)	45	(130)	259	37

Segment earnings	$69	(208)	427	114

Performance and other data
Economic profit	$17	(359)	159	(354)
Risk adjusted return on capital (RAROC)	11.92%	(10.50)	13.86	4.34
Economic capital, average	$7,145	6,328	7,437	6,175
Cash overhead efficiency ratio	54.11%	n/m	50.52	76.72
Average loans, net	$40,250	42,069	41,713	41,986
Average core deposits	$12,832	10,479	12,599	10,041

     Corporate and Investment Bank earnings of $427 million in the first nine months of 2002 increased $313 million or nearly threefold from the first nine months of 2001 and total revenue of $3.1 billion in the first nine months of 2002 increased $1.2 billion or 61 percent from the same period a year ago primarily due to lower net principal investing losses and to the addition of the former Wachovia. The net loss in principal investing in the first nine months of 2002 of $161 million was down from a $686 million net loss in the first nine months of 2001. Our Principal Investing business was negatively affected by the significant decline in equity market valuations, particularly in the telecommunications and technology sectors, and the related change in debt and private equity capital availability afforded to venture capital-backed companies. The carrying value of the principal investing portfolio at September 30, 2002, was $2.2 billion and the investment mix was 57 percent direct investments (34 percent direct equity, 23 percent mezzanine) and 43 percent fund investments. Additionally, trading account profits declined $168 million from the same period last year due to increased market volatility, widening of credit spreads and generally difficult trading markets across most of our fixed income and equity products.

     The provision for loan losses of $832 million in the first nine months of 2002 increased from $289 million in the first nine months of 2001 due to three factors: a larger loan portfolio as a result of the merger; net charge-offs of $443 million related to the telecommunications sector, Argentina and the energy services sector; and an additional provision of $199 million associated with the transfer of $703 million of exposure, largely in the emerging telecommunications sector, to held for sale.

     Noninterest expense of $1.6 billion in the first nine months of 2002 increased $83 million from the first nine months of 2001 due to the addition of noninterest expense from the former Wachovia, offset by lower incentive expense due to weak markets.

     The revenue from the Principal Investing and Investment Banking businesses is typically more volatile than revenue from more traditional banking businesses and can vary significantly from period to period with market conditions. In addition Corporate Banking results may vary significantly from period to period as the credit quality of the loan portfolio changes.

Parent Parent includes all of our asset and liability management functions, as well as:

•	The goodwill asset, funding cost and in 2001, the associated amortization expense;

•	Certain revenue items not recorded in the business segments discussed in the Fee and Other Income section;

•	Certain expenses that are not allocated to the business segments;

•	The results of The Money Store home equity lending, mortgage servicing, indirect auto leasing and credit card businesses that have been divested or are being wound down; and

•	The results of our HomEq Servicing business, which is responsible for loan servicing for the former Money Store and home equity loans generated by our mortgage company. It should be noted that we are actively seeking to expand this business with new, third party loan servicing.

     Earnings in the Parent were $304 million in the first nine months of 2002 and $72 million in the first nine months of 2001. Total revenue in the Parent increased $153 million from the first nine months of 2001 to $663 million in the first nine months of 2002. This increase was primarily the result of net securities gains taken to offset the impact of net trading losses in the third quarter of 2002 and credit actions in the second quarter of 2002, as well as the addition of revenue from former Wachovia corporate investments. Net securities gains in the first nine months of 2002 were $156 million, compared with $31 million net securities gains in the first nine months of 2001. As discussed in the Fee and Other Income section, fee and other income in the first nine months of 2002 included an incremental $42 million related to the securitization of assets from one of our multi-seller commercial paper conduits. Also included was a $42 million loss related to the purchase of $361 million of assets from the conduit pursuant to a credit enhancement agreement we have with the conduit. Fee and other income in the first nine months of 2001 included a $75 million gain recorded in connection with the sale of Star Systems, Inc.

     Noninterest expense of $690 million in the first nine months of 2002 increased $391 million from the first nine months of 2001 due to incremental deposit base intangible amortization expense as a result of the merger, costs associated with legal settlements, additions to legal reserves, and an expense of $38 million related to stock options as discussed in the Noninterest Expense section. The increase was partially offset by expense efficiencies resulting from merger integration, expense control initiatives and the elimination of goodwill amortization in 2002.

     As previously mentioned, Parent earnings in the first nine months of 2002 included a significantly lower tax provision due primarily to the recognition of a tax benefit recorded in the third quarter of 2002 related to a realized tax loss on our investment in The Money Store. This tax benefit fully offset credit and legal actions taken in the quarter as part our ongoing efforts to reduce balance sheet risk.

     The Funding Sources and Risk Governance and Administration sections provide information about our funding sources and asset and liability management functions.

Balance Sheet Analysis

Securities The securities portfolio, all of which is classified as available for sale, consists primarily of U.S. Government agency and asset-backed securities. Activity in this portfolio is undertaken primarily to manage liquidity, interest rate risk and regulatory capital, and to take advantage of market conditions that create more economically attractive returns on these investments. We had securities available for sale with a market value of $72 billion at September 30, 2002, with the increase from $58 billion at December 31, 2001, reflecting the addition of retained interests from securitizations of loans in the second and third quarters of 2002 and the purchase of shorter duration agency and other asset-backed securities in the market.

     Included in securities available for sale at September 30, 2002, were residual interests with a market value of $1.1 billion, which included an unrealized gain of $399 million. Other assets at September 30, 2002, included residual interests with a book value and market value of $22 million. At December 31,

2001, securities available for sale included residual interests with a market value of $792 million, which included a net unrealized gain of $94 million and other assets included residual interests with a book value and market value of $112 million. These residual interests resulted from the securitization of SBA, student, auto and home equity loans and prime equity lines. The increase in residual interests in securities available for sale from December 31, 2001, was primarily due to retained interests from 2002 securitizations, reclassification of residuals from other assets and normal updates to our residual interest valuation model. Residual interests are valued using various modeling techniques that incorporate market assumptions for credit losses, prepayments and discount rates. Assumptions for credit losses are adjusted as a result of actual performance of the assets. Prepayment and discount rate assumptions are adjusted as a result of changes in the interest rate environment. In 2002, updates for credit loss assumptions were the most significant impact to the valuation of residual interests.

     In the first nine months of 2002, we securitized certain residential mortgage loans to reduce funding costs, diversify funding sources and achieve more efficient capital levels. Residential mortgage loans of $4.5 billion were securitized into agency and other mortgage-backed securities, substantially all of which we retained as securities available for sale. In addition we securitized and sold $4.5 billion of prime equity lines, retaining $2.2 billion in the form of asset-backed securities and $143 million in the form of interest-only residuals.

Loans - On-Balance Sheet
	2002			2001

	Third	Second	First	Fourth	Third
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Commercial
Commercial, financial and agricultural	$57,899	57,984	60,385	61,258	63,616
Real estate — construction and other	7,558	8,035	8,137	7,969	7,457
Real estate — mortgage	16,967	17,349	17,186	17,234	17,156
Lease financing	22,616	22,044	22,223	21,958	21,625
Foreign	6,992	7,241	6,920	7,653	7,572

Total commercial	112,032	112,653	114,851	116,072	117,426

Consumer
Real estate — mortgage	17,527	19,803	20,901	22,139	25,466
Installment loans	37,889	35,940	36,073	34,666	35,577
Vehicle leasing	43	168	345	618	941

Total consumer	55,459	55,911	57,319	57,423	61,984

Total loans	167,491	168,564	172,170	173,495	179,410
Unearned income	9,949	9,764	9,876	9,694	9,730

Loans, net (on-balance sheet)	$157,542	158,800	162,294	163,801	169,680

Loans — Managed Portfolio (Including on-balance sheet)
	2002			2001

	Third	Second	First	Fourth	Third
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Commercial	$115,591	115,750	121,629	123,377	125,687
Real estate — mortgage	26,431	26,058	26,636	29,903	29,659
Installment loans	65,261	64,469	63,907	62,402	61,285
Vehicle leasing	43	168	345	618	941

Total managed portfolio	$207,326	206,445	212,517	216,300	217,572

Loans Net loans of $158 billion at September 30, 2002, declined 4 percent from December 31, 2001. While consumer loan originations were robust, the $6 billion decline represented reductions related to commercial portfolio management actions to reduce risk and to improve returns, weak commercial loan demand, and consumer loan sales and securitizations of $5 billion, including $4.5 billion of loans securitized into agency or other mortgage-backed securities. In addition, branch sales and runoff of the discontinued indirect auto lending and leasing portfolios reduced loans by $1 billion from December 31, 2001. Commercial loans represented 67 percent and consumer loans 33 percent of the loan portfolio at September 30, 2002.

Managed loans were $207 billion at September 30, 2002, and $216 billion at December 31, 2001. The $9 billion decline was primarily driven by planned reductions from commercial portfolio management actions and weak commercial loan demand as discussed above, coupled with the sale of a portfolio management platform. The managed loan portfolio includes the on-balance sheet loan portfolio, loans securitized for which the assets are classified in securities on-balance sheet, loans held for sale that are classified in other assets on-balance sheet and the off-balance sheet portfolio of securitized loans sold where we service the loans. The average rate earned on loans decreased 144 basis points from the first nine months of 2001 to 6.74 percent in the first nine months of 2002, which was in line with reductions in interest rates.

Asset Quality
	2002			2001

	Third	Second	First	Fourth	Third
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Nonperforming assets
Nonaccrual loans	$1,751	1,805	1,685	1,534	1,506
Foreclosed properties	156	156	159	179	126

Total nonperforming assets	$1,907	1,961	1,844	1,713	1,632

as % of loans, net and foreclosed properties	1.21%	1.23	1.14	1.04	0.96

Nonperforming loans in loans held for sale	$115	108	213	228	273

Total nonperforming assets in loans and in loans held for sale	$2,022	2,069	2,057	1,941	1,905

as % of loans, net, foreclosed properties and loans in other assets as held for sale	1.23%	1.24	1.21	1.13	1.08

Allowance for loan losses
Balance, beginning of period	$2,951	2,986	2,995	3,039	1,760
Former Wachovia balance, September 1, 2001	—	—	—	—	766
Net charge-offs	(224)	(374)	(325)	(378)	(243)
Allowance relating to loans transferred or sold	(315)	(58)	(23)	(47)	(368)
Provision for loan losses related to loans transferred or sold	211	23	14	3	230
Provision for loan losses	224	374	325	378	894

Balance, end of period	$2,847	2,951	2,986	2,995	3,039

as % of loans, net	1.81%	1.86	1.84	1.83	1.79
as % of nonaccrual and restructured loans (a)	163	163	177	195	202
as % of nonperforming assets (a)	149%	150	162	175	186

Net charge-offs	$224	374	325	378	243
Commercial, as % of average commercial loans	0.61%	1.24	0.97	1.19	0.85
Consumer, as % of average consumer loans	0.56	0.48	0.59	0.48	0.53
Total, as % of average loans, net	0.59%	0.97	0.83	0.93	0.73

Past due loans, 90 days and over
Commercial, as a % of loans, net	1.58%	1.62	1.49	1.38	1.30
Consumer, as a % of loans, net	0.68%	0.69	0.70	0.62	0.68

(a) These ratios do not include nonperforming loans included in other assets as held for sale

Nonperforming Assets Nonperforming assets, including nonperforming loans classified as loans held for sale, of $2.0 billion at September 30, 2002, increased 4 percent from December 31, 2001, due to a weakened economy and its impact on our borrowers. However, by September 30, 2002, telecommunications net charge-offs and write-downs in the held for sale portfolio mitigated the impact of that sector on period-end nonperforming assets. Nonperforming loans classified as loans held for sale amounted to $115 million at September 30, 2002, and $228 million at December 31, 2001. As a percentage of net loans, foreclosed properties and loans held for sale, nonperforming assets were 1.23 percent at September 30, 2002, and 1.13 percent at December 31, 2001.

Impaired Loans Impaired loans, which are included in nonperforming loans, amounted to $1.4 billion at September 30, 2002, and $1.5 billion at December 31, 2001. Included in the allowance for loan losses at September 30, 2002, was $169 million related to $437 million of impaired loans. The remaining impaired loans were recorded at or below either the fair value of collateral or the present value of expected future cash flows. In the first nine months of 2002, the average recorded investment in impaired loans was $1.5 billion, and $18 million of interest income was recognized on impaired loans. This income was recognized using the cash-basis method of accounting.

Past Due Loans Accruing loans 90 days or more past due, excluding loans that are classified as held for sale, declined 18 percent from December 31, 2001, to $235 million at September 30, 2002. Of these past due loans at September 30, 2002, $30 million were commercial loans or commercial real estate loans and $205 million were consumer loans.

Net Charge-offs Net charge-offs of $923 million in the first nine months of 2002 increased 65 percent from $559 million in the first nine months of 2001, due mainly to net charge-offs of $263 million in the telecommunications sector, $123 million related to Argentina, $57 million related to an energy services company, and charge-offs from the former Wachovia. As a percentage of average net loans, net charge-offs were 0.80 percent of average net loans, in the first nine months of 2002, up 20 basis points from the first nine months of 2001. We expect net charge-offs to be at the mid- to high-end of a 60 basis point to 80 basis point range for the full year 2002.

Provision and Allowance for Loan Losses The provision for loan losses of $1.2 billion in the first nine months of 2002 declined $395 million or 25 percent from the same period in 2001. The provision was higher a year ago primarily due to steps we took in the third quarter of 2001 to reduce the risk inherent in a larger loan portfolio resulting from the merger, as well as to address risk in our loan portfolio driven by a weakened economic environment. In the first nine months of 2002, we continued to mitigate risk and strengthen our balance sheet by transferring many at-risk credits, including a substantial amount of emerging telecommunications sector loans, to held for sale. The provision for loan losses in the first nine months of 2002 included $199 million associated with the transfer of $703 million of exposure, largely in emerging telecommunications exposure, to held for sale. The emerging telecommunications sector includes competitive local exchange carriers; affiliated wireless, broadband providers; and data centers. The provision for loan losses in the first nine months of 2001 included $281 million related to loans sold or transferred to held for sale and $726 million in excess of charge-offs. The provision related to the transfer of loans to held for sale was recorded to reduce the carrying value of these loans to their respective fair values.

     Loans transferred to held for sale are carried at the lower of cost or market value, and accordingly, they are not included in the evaluation of the adequacy of the allowance for loan losses subsequent to the transfer.

     The allowance for loan losses was $2.8 billion at September 30, 2002, and $3.0 billion at December 31, 2001. The allowance was 1.81 percent of net loans at September 30, 2002, and 1.83 percent of net loans at December 31, 2001. As a percentage of nonperforming loans, the allowance was 163 percent at September 30, 2002, and 195 percent at December 31, 2001.

     The allowance for loan losses is maintained at a level that we believe is adequate to absorb probable losses inherent in the loan portfolio as of the date of the consolidated financial statements. We employ a variety of tools as well as seasoned judgment in assessing the adequacy of the allowance.

     Our methodology for assessing the adequacy of the allowance establishes both an allocated and an unallocated component. The allocated component of the allowance for commercial loans is based principally on current loan grades and historical loss rates. For consumer loans, it is based on loan payment status and historical loss rates.

     The unallocated component of the allowance represents the results of analyses that estimate probable losses inherent in the portfolio that are not fully captured in the allocated allowance. These analyses include industry concentrations, model imprecision and the estimated impact of current economic conditions on historical loss rates. We continuously monitor trends in loan portfolio qualitative and quantitative factors, including trends in the levels of past due, criticized and nonperforming loans. The trends in these factors are used to evaluate the reasonableness of the unallocated component.

     The distribution of the allowance into an allocated and unallocated component does not diminish the fact that the entire allowance is available to absorb credit losses in the loan portfolio. Our principal focus is, therefore, on the adequacy of the total allowance for loan losses. As a result, future material shifts between the allocated and unallocated components of the allowance are possible.

     A management committee headed by our chief risk management officer and composed of the risk management officers of our operating segments, our principal accounting officer, the senior officer from our independent credit risk review unit and other experienced credit risk professionals is responsible for a comprehensive review and formal approval of the allowance for loan losses at the end of each quarter.

Loans Held for Sale At September 30, 2002, loans held for sale amounted to $6.3 billion and $7.8 billion at December 31, 2001. We have made significant progress in reducing the $1.5 billion portfolio of post-merger overlapping loans and loans representing areas of perceived higher risk, primarily in the textile, technology and telecommunications, commercial real estate and asbestos-related sectors, which we transferred to held for sale in the third quarter of 2001. Remaining loans related to this transfer had a net carrying value of $109 million at September 30, 2002.

     As part of our ongoing portfolio management activities, we transferred a net $1.9 billion of loans to held for sale in the third quarter of 2002, including $1.4 billion of consumer home equity loans. All of the home equity loans were subsequently sold early in the fourth quarter of 2002. In addition, we transferred $467 million of largely telecommunications loans and $236 million of unfunded commitments to held for sale. In connection with this transfer to held for sale, these loans were written down to the lower of cost or market value, and in aggregate these loans were recorded in held for sale at 46 percent of par. Following these third quarter credit actions, the telecommunications portfolio, excluding held for sale, at September 30, 2002, contained $3.7 billion of exposure, of which $1.0 billion was outstanding. Approximately 64 percent of the $3.7 billion was investment grade or equivalent. The $3.7 billion also included $315 million of emerging telecommunications exposure, of which $148 million was outstanding. Our telecommunications exposure, excluding loans held for sale, has declined $870 million since year-end 2001. Since September 30, 2002, our telecommunications loan exposure, excluding loans held for sale, has declined an additional $400 million through normal maturities of loan facilities.

     In the first nine months of 2002, we sold or securitized $16.8 billion in loans out of the held for sale portfolio. Of this total, $1.1 billion were commercial loans and $15.7 billion were consumer loans, primarily residential mortgages and prime equity lines. Substantially all of the consumer loan sales and securitizations represented normal flow business, which is originated directly into the held for sale portfolio. Of the loans sold, $62 million were nonperforming. Additionally, in the third quarter of 2002, we transferred $3.6 billion of student loans back to the loan portfolio.

     In addition to the above activity, in the first nine months of 2002, we sold $1.3 billion of loans directly out of the portfolio. Of these nonflow loans, $1.0 billion were performing and $273 million were nonperforming at the time of the sale. Loan sales are recorded as sales directly out of the loan portfolio in situations where the sale is closed in the same period in which the decision to sell was made. We will continue to look for market opportunities to reduce risk in the loan portfolio by either selling loans directly out of the loan portfolio or by designating loans as held for sale.

Funding Sources

Core Deposits Core deposits of $174 billion at September 30, 2002, increased 3 percent from December 31, 2001, despite continued runoff in higher cost consumer certificate of deposit balances as we focus on increasing the proportion of low-cost core deposits, which grew to $126 billion at September 30, 2002, up 9 percent from December 31, 2001.

     In both the first nine months of 2002 and the first nine months of 2001, average noninterest-bearing deposits were 23 percent of average core deposits. The portion of core deposits in higher-rate, other consumer time deposits was 20 percent at September 30, 2002, and 23 percent at December 31, 2001. Other consumer time and other noncore deposits usually pay higher rates than savings and transaction accounts, but they generally are not available for immediate withdrawal. They are also less expensive to service.

Purchased Funds Average purchased funds, which include wholesale borrowings with maturities of 12 months or less, were $59 billion in the first nine months of 2002, an increase of 2 percent from $58 billion in the first nine months of 2001. Our current trading strategy resulted in growth in securities sold under repurchase agreements to fund trading positions. Purchased funds were $55 billion at September 30, 2002, and $63 billion at December 31, 2001.

Long-term Debt Long-term debt of $40 billion at September 30, 2002, declined 5 percent from December 31, 2001, due to scheduled maturities. In the fourth quarter of 2002, scheduled maturities of long-term debt amount to $2.6 billion. We anticipate either extending the maturities of these obligations or replacing the maturing obligations.

     Long-term debt included $3 billion of trust capital securities at both September 30, 2002, and December 31, 2001. Subsidiary trusts issued these capital securities and used the proceeds to purchase junior subordinated debentures from the parent company. These capital securities are considered tier 1 capital for regulatory purposes.

     In the third quarter of 2002, we issued $2.0 billion of floating rate, collateralized notes that are secured by asset-backed securities.

     Wachovia Bank has available a global note program for the issuance of up to $45 billion of senior or subordinated notes. The sale of any notes under this program will depend on future market conditions, funding needs and other factors.

     Under a current shelf registration statement with the Securities and Exchange Commission, we have $11 billion of senior or subordinated debt securities, common stock or preferred stock available for issuance. In addition we have available for issuance up to $4 billion under a medium-term note program covering senior or subordinated debt securities. The sale of debt or equity securities will depend on future market conditions, funding needs and other factors.

Stockholders’ Equity The management of capital in a regulated banking environment requires a balance between maximizing leverage and return on equity while maintaining sufficient capital levels and related ratios to satisfy regulatory requirements. Our goal is to generate attractive returns on equity to our stockholders while maintaining sufficient regulatory capital ratios.

     Stockholders’ equity of $32 billion at September 30, 2002, increased 13 percent from December 31, 2001. Common shares outstanding amounted to 1.4 billion at both September 30, 2002, and December 31, 2001. At September 30, 2002, we had authority to repurchase up to 102 million shares of our common stock.

     At September 30, 2002, we had an equity forward contract outstanding involving 3 million shares at an aggregate cost of $100 million and forward purchase contracts outstanding involving 33 million shares at an aggregate cost of $1.2 billion. In October 2002, we settled the equity forward contract and one forward purchase contract. The aggregate number of shares settled was 12 million, at an aggregate cost of $536 million. After settlement of those contracts, we have one outstanding forward purchase contract involving 24 million shares at an aggregate cost of $753 million, which we plan to settle in 2003.

     In calculating diluted earnings per share, the premium component of the forward price on equity forward contracts is subtracted in calculating income available to common stockholders. For forward purchase contracts, diluted shares include the share equivalent of the excess of the forward price over the current market price of the shares. In the third quarter of 2002, the premium component of the equity forward contract was anti-dilutive, and accordingly, was not included in the earnings per share calculation.

     In the third quarter of 2002, we entered into transactions involving the simultaneous sale of put options and the purchase of call options on 4.9 million shares of our common stock with expiration dates from late October 2003 to mid-November 2003. We entered into these collar transactions to manage the potential dilution associated with employee stock options. The put options were sold to offset the cost of purchasing the call options.

     We paid $1.0 billion in dividends to common stockholders in the first nine months of 2002 and $708 million in the first nine months of 2001. This represented a dividend payout ratio on cash earnings of 32.46 percent in the first nine months of 2002 and 41.14 percent in the first nine months of 2001.

     In connection with the Wachovia merger, we issued 97 million shares of Dividend Equalization Preferred Shares (DEPs), which were recorded at their fair value as of September 1, 2001, of 24 cents per share or $23 million for shares issued through December 31, 2001. A dividend of four cents per DEP share, or $3 million, was paid to holders of the DEPs in the third quarter of 2002 representing the difference between the Wachovia dividend paid to common stockholders in the third quarter of 2002 of 26 cents per share and the last common stock dividend paid by the former Wachovia of 30 cents per share. Since September 1, 2001, DEPs dividends of $21 million, or 22 cents per DEP share, have been paid.

     In connection with preferred stock issued by The Money Store, as discussed in the Income Taxes section, Wachovia agreed that it could declare or pay a dividend on our common stock only after The Money Store quarterly dividends of an estimated $1.8 million have been paid in full on that preferred stock for each quarterly dividend period occurring prior to the proposed common stock dividend.

Subsidiary Dividends Wachovia Bank is the largest source of parent company dividends. Capital requirements established by regulators limit dividends that this subsidiary and certain other of our subsidiaries can pay. Under these and other limitations, which include an internal requirement to maintain all deposit-taking banks at the well-capitalized level, at September 30, 2002, our subsidiaries had $1.1 billion available for dividends that could be paid without prior regulatory approval. Our subsidiaries paid $689 million in dividends to the parent company in the first nine months of 2002.

Regulatory Capital Our tier 1 and total capital ratios were 8.11 percent and 12.02 percent, respectively, at September 30, 2002, and 7.04 percent and 11.08 percent, respectively, at December 31, 2001. Our leverage ratio at September 30, 2002, was 6.82 percent and at December 31, 2001, 6.19 percent. At September 30, 2002, our deposit-taking bank subsidiaries met the capital and leverage ratio requirements for well capitalized banks. The 107 basis point improvement in our tier 1 capital ratio is ahead of our year-end 2002 goal of achieving an 8.00 percent tier 1 capital ratio.

Off-Balance Sheet Profile

     In the normal course of business, we engage in a variety of financial transactions that, under generally accepted accounting principles, either are not recorded on the balance sheet or are recorded on the balance sheet in amounts that differ from the full contract or notional amounts. These transactions involve varying elements of market, credit and liquidity risk. These transactions fall under two broad categories: corporate transactions and customer transactions. Corporate transactions are designed to diversify our funding sources; reduce our credit, market or liquidity risk; and optimize capital. Customer transactions are executed to facilitate customers’ funding needs or risk management objectives. Within these two categories, there are many types of transactions, which for purposes of the table below, we have grouped into lending commitments, liquidity and credit facilities, asset securitizations, derivatives and other transactions. Refer to our 2001 Annual Report on Form 10-K for a detailed description of each of these types of transactions.

     Lending commitments were $151 billion at both September 30, 2002, and December 31, 2001, as a result of a $1.0 billion increase in commercial loan commitments primarily offset by a $1.1 billion decrease in consumer loan commitments. The increase in commercial loan commitments was primarily driven by an increase in loan demand for commercial loan products in the General Bank, which more than offset a decrease in commercial lending commitments for large corporate customers in the Corporate and Investment Bank.

Summary of Off-Balance Sheet Exposures
	September 30,	December 31,
(In millions)	2002	2001

Lending commitments	$150,700	150,800
Liquidity and credit facilities	38,400	45,000
Asset securitizations	12,900	10,000
Derivatives	19,500	11,400
Other transactions
Leasing transactions	10,100	9,000
Share repurchase agreements	1,300	1,300
Principal investing commitments	1,100	1,200

Total	$234,000	228,700

     We guarantee the liquidity on substantially all of the commercial paper issued by the conduits that we administer. In addition we provide liquidity guarantees of commercial paper issued by certain large corporate clients. Liquidity and credit facilities decreased $6.6 billion from December 31, 2001, to $38.4 billion at September 30, 2002, primarily due to the lower balances in the commercial paper conduits as a result of initiatives to exit relationships that do not provide adequate returns. In the first nine months of 2002, we purchased $596 million of assets from the conduit pursuant to our credit enhancement agreement compared with $144 million in the same period of 2001.

     In certain cases, we provide purchasers of beneficial interests in our asset securitization transactions with liquidity guarantees. Asset securitizations increased $2.9 billion from December 31, 2001, to $12.9 billion at September 30, 2002, as a result of liquidity provided on 2002 securitizations.

     The derivatives amount included in the above table is the total derivative-related credit risk, as represented by the fair value of all derivatives in a gain position. This amount is recorded on the balance sheet. Derivatives increased $8.1 billion from December 31, 2001, to $19.5 billion at September 30, 2002, as a result of changes in the long-term rate environment. We require collateral for derivative transactions that exceed counterparty thresholds. At September 30, 2002, the total market value-related credit risk for derivative transactions in excess of counterparty thresholds was $2.5 billion and the fair value of collateral exceeded $2.5 billion as of that date. We manage credit risk related to derivative assets through master netting arrangements and by obtaining collateral where appropriate.

Risk Governance and Administration

     Our chief risk management officer reports directly to the chief executive officer and is responsible for credit, market and operational risk governance.

     The chief risk management officer provides loan portfolio, market risk and other information to appropriate management and board of directors oversight committees on a regular basis. These management committees include the Credit Policy Committee and the Asset and Liability Management Committee, both of which meet monthly and are headed by the chief executive officer. The Market Risk Committee, headed by the chief risk management officer, and the Credit & Finance Committee of the board of directors, composed of outside directors, meets bi-monthly.

     Our risk management practices include key elements such as independent checks and balances, formal authority limits, well-defined policies and procedures, quantitative modeling, diversification, active portfolio management and experienced risk management personnel. The policies, strategies and methodologies underlying our management of credit, market, operational, liquidity and interest rate risk are discussed in more detail in our 2001 Annual Report on Form 10-K.

Market Risk Management We trade a variety of debt securities, foreign exchange instruments and derivatives in order to provide customized solutions for the risk management needs of our customers and for proprietary trading. Risk is controlled through the use of value at risk (VAR) methodology with limits approved by the Asset and Liability Management Committee and an active, independent monitoring process. Our 1-day VAR limit for the first nine months of 2002 was $30 million.

     The VAR methodology uses recent market volatility to estimate within a given level of confidence the maximum trading loss over a period of time that we would expect to incur from an adverse movement in market rates and prices over the period. We calculate 1-day VAR at the 97.5 percent confidence level. The VAR model uses historical data from the most recent 252 trading days. The VAR model is supplemented by stress testing on a daily basis. The analysis captures all financial instruments that are considered trading positions. The total 1-day VAR was $15 million at September 30, 2002, and $11 million at December 31, 2001, and primarily related to interest rate risk and equity risk. The high, low and average VARs in the first nine months of 2002 were $18 million, $9 million and $13 million, respectively.

Interest Rate Risk Management Managing interest rate risk is fundamental to banking. The inherent maturity and repricing characteristics of our day-to-day lending and deposit activities create a naturally asset-sensitive structure. By using a combination of financial instruments, we manage the sensitivity of earnings to changes in interest rates within our established policy guidelines. The Asset and Liability Management Committee oversees the interest rate risk management process and approves policy guidelines. Balance sheet management and finance personnel monitor the day-to-day exposure to changes in interest rates in response to loan and deposit flows. They make adjustments within established policy guidelines.

     In analyzing interest rate sensitivity for policy measurement, we compare our forecasted earnings per share in both a “high rate” and “low rate” scenario to base-line scenarios. Our base-line scenario is our estimated most likely path for future short-term interest rates over the next 24 months. The second base-line scenario holds short-term rates flat at their current level over our forecast horizon. The “high rate” and “low rate” scenarios assume gradual 200 basis point increases or decreases in the federal funds rate from the beginning point of each base-line scenario over the next 12-month period. Our policy limit for the maximum negative impact on earnings per share resulting from “high rate” or “low rate” scenarios is 5 percent. The policy limit applies to the “most likely rate” and the “flat rate” base-line scenarios. The policy measurement period is 12 months in length, beginning with the first month of the forecast.

Earnings Sensitivity Our “flat rate” scenario holds the federal funds rate constant at 1.75 percent through August 2003. Based on our September 2002 outlook, if interest rates were to follow our “high rate” scenario (i.e., a 200 basis point increase in short-term rates from our “flat rate” scenario), our earnings sensitivity model indicates earnings during the policy measurement period would benefit by 0.6 percent. Typically we analyze a 200 basis point decline for our “low rate” scenario. However, because of the current federal funds rate level, we believe a 50 basis point decline in rates is more appropriate. If rates were to follow the “low rate” scenario relative to “flat rates,” earnings would benefit by 0.5 percent.

     For our “most likely rate” scenario, we believe the market forward implied rate (“market rate”) is the most appropriate. This scenario assumes the federal funds rate declines to 1.50 percent in November 2002 and gradually rises to 2.50 percent by December 2003. Sensitivity to the “market rate” scenario is measured using a gradual 200 basis point increase over a 12-month period. Our model indicates that earnings would be negatively affected by 0.4 percent in a “high rate” scenario relative to the market rate over the policy period. Additionally we measure a scenario where rates gradually decline 50 basis points over a 12-month period relative to the “most likely rate” scenario. The model indicates that earnings would be positively affected in this scenario by 0.1 percent.

     In addition to the standard scenarios used to analyze rate sensitivity over the policy measurement period, we regularly analyze the potential impact of other more extreme interest rate scenarios. These alternate “what if” scenarios may include interest rate paths that are higher, lower and more volatile than those used for policy measurement. We also perform our analysis for time periods that reach beyond the 12-month policy period. For example, based on our September 2002 outlook, if interest rates remain consistent with our “market rate” scenario until December 31, 2002, and then increase by 300 basis points over the course of 2003, earnings in 2003 would decline by 0.9 percent.

     While our interest rate sensitivity modeling assumes that management takes no action, we regularly assess the viability of strategies to reduce unacceptable risks to earnings and we implement such strategies when we believe those actions are prudent. As new monthly outlooks become available, we formulate strategies aimed at protecting earnings from the potential negative effects of changes in interest rates.

Accounting and Regulatory Matters

     The following information addresses new or proposed accounting pronouncements related to our industry as well as new or proposed legislation that will continue to have a significant impact on our industry.

Exit Costs In June 2002 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 146, Accounting for Costs Associated with Exit or Disposal Activities. Under the provisions of SFAS 146, a liability for costs associated with exit or disposal activities is recognized only when a liability has been incurred. Currently, a liability is recognized when management commits to a plan of disposal and the plan meets certain criteria, even though commitment to a plan does not, by itself, necessarily result in a liability.

     Specifically, under SFAS 146, involuntary employee termination costs are recorded on the date that employees are notified, if the period between notification and termination is the lesser of 60 days or the legally required notification period. Otherwise these costs are recognized evenly over the period from notification to termination. Costs associated with terminating a contract, including leases, are recognized when the contract is legally terminated or the benefits of the contract are no longer being realized.

     The standard is effective for exit plans initiated on or after January 1, 2003. The impact that this standard will have on the company is dependent on the number and size of any exit or disposal activities that we undertake, and the effect will be largely on the timing of expense recognition.

Asset Impairment In August 2001 the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which supercedes both SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. SFAS 144 retains the fundamental provisions in SFAS 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale and resolves significant implementation issues associated with SFAS 121. Unlike SFAS 121, an impairment assessment under SFAS 144 does not result in a write-down of goodwill. Rather, goodwill is evaluated for impairment under SFAS 142, as described below.

     We adopted SFAS 144 on January 1, 2002. The adoption of SFAS 144 for long-lived assets held for use had no material impact on our consolidated financial statements. The provisions of SFAS 144 for assets held for sale or other disposal generally are required to be applied prospectively after the adoption date to newly initiated disposal activities.

Business Combinations In July 2001 the FASB issued SFAS 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets. SFAS 141 requires that all business combinations initiated after June 30, 2001, be accounted for using the purchase method. Also under SFAS 141, identified intangible assets acquired in a purchase business combination must be separately valued and recognized on the balance sheet if they meet certain requirements.

     Under the provisions of SFAS 142, goodwill and identified intangible assets with indefinite useful lives are not subject to amortization. Rather they are subject to impairment testing on an annual basis, or more often if events or circumstances indicate that there may be impairment. Identified intangible assets that have a finite useful life are amortized over that life in a manner that reflects the estimated decline in the economic value of the intangible asset and reviewed for impairment when events or circumstances indicate that there may be impairment.

     We adopted the provisions of SFAS 141 for business combinations initiated after June 30, 2001, and we adopted the provisions of SFAS 142 on January 1, 2002. Any goodwill and any identified intangible assets determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001, are not subject to amortization. Goodwill and intangible assets acquired in purchase business combinations completed before July 1, 2001, were amortized through December 31, 2001. Upon adoption of SFAS 142 on January 1, 2002, all amortization of goodwill and identified intangible assets with indefinite useful lives ceased. The merger of First Union and the former Wachovia was accounted for using the purchase method, and in accordance with the provisions of SFAS 141, the goodwill recorded in connection with the merger was never subject to amortization.

     Under the provisions of SFAS 142, all goodwill and identified intangible assets with an indefinite useful life must be tested for impairment as of January 1, 2002, and annually thereafter. Impairment testing involves assigning tangible and intangible assets, liabilities, identified intangible assets and goodwill to reporting units and comparing the fair value of each reporting unit to its carrying value. If the fair value is less than the carrying value, a further test is required to measure the amount of goodwill impairment. The company’s impairment evaluation as of January 1, 2002, indicated that none of the company’s goodwill was impaired.

Consolidations In June 2002 the FASB issued a proposed interpretation, Consolidation of Certain Special-Purpose Entities. The proposed interpretation would require a company to consolidate special-purpose entities (SPEs) that do not have sufficient independent equity and for which the company is determined to be the primary beneficiary. The FASB is having ongoing discussions regarding this proposed interpretation. We are assessing the potential impact of the proposed interpretation on the company, which may result in consolidation of certain SPEs that are currently not included in our consolidated financial statements. We will not know the actual impact until the FASB finalizes the proposed interpretation, which is currently expected to occur in December 2002.

Guarantees In May 2002 the FASB issued a proposed interpretation, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The proposed interpretation would require a company to record as a liability the fair value of certain guarantees initiated by the company. In addition, the proposed interpretation would require additional disclosure of these and other guarantees in the notes to the financial statements. The recognition provisions of the proposed interpretation are expected to apply to guarantees entered into after December 31, 2002. We are assessing the potential impact of the proposed interpretation on the company, which will most likely include the recording of liabilities associated with certain guarantees.

Accounting for Stock Options In October 2002 the FASB issued a proposed statement, Accounting for Stock-Based Compensation-Transition and Disclosure. The proposed statement would provide alternative methods for transition to the fair value method of accounting for stock options under SFAS 123, Accounting for Stock-Based Compensation. The proposed statement provides three alternatives for transition: the prospective method for new stock options awarded after the date of adoption of the fair value method, which is the method currently required by SFAS 123; the prospective method for all unvested stock options as of the date of adoption of the fair value method; and retroactive restatement of all periods presented. We adopted the fair value method using the prospective method for new stock option awards. The proposed alternative methods would significantly affect the amount of expense recognized in 2002 and possibly also in prior periods. The proposed statement would also amend the disclosure requirements of SFAS 123 to require more prominent disclosures about the method of accounting for stock options and the impact on the results of operations of the method used.

Regulatory Matters On October 26, 2001, the USA Patriot Act of 2001 became law. This act contains the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 (the IMLAFA). The IMLAFA contains anti-money laundering measures affecting insured depository institutions, broker-dealers and certain other financial institutions. The IMLAFA requires U.S. financial institutions to adopt new policies and procedures to combat money laundering and grants the Secretary of the Treasury broad authority to establish regulations and to impose requirements and restrictions on financial institutions’ operations. As of the date of this filing, the impact of the IMLAFA on our operations is not expected to be material. We are establishing policies and procedures to ensure compliance with the IMLAFA.

     In 1999 the Gramm-Leach-Bliley Financial Modernization Act of 1999 (Modernization Act) became law. The Modernization Act allows bank holding companies meeting management, capital and Community Reinvestment Act standards to engage in a substantially broader range of nonbanking activities than was permissible before enactment, including underwriting insurance and making merchant banking investments in commercial and financial companies. It also allows insurers and other financial services companies to acquire banks; removes various restrictions that applied to bank holding company ownership of securities firms and mutual fund advisory companies; and establishes the overall regulatory structure applicable to bank holding companies that also engage in insurance and securities activities. This part of the Modernization Act became effective in March 2000. In 2000 we became a financial holding company pursuant to the Modernization Act and are thereby permitted to engage in the broader range of activities that the Modernization Act permits.

     The Modernization Act also modifies current law related to financial privacy and community reinvestment. The new privacy provisions generally prohibit financial institutions, including Wachovia, from disclosing nonpublic personal financial information to non-affiliated third parties unless customers have the opportunity to “opt out” of the disclosure.

     On July 30, 2002, President Bush signed the Sarbanes-Oxley Act of 2002 into law. The intent of this law is to reform specific matters pertaining to public accounting oversight, auditor independence and corporate responsibility. Requirements in the act will affect certain of Wachovia’s corporate governance policies and certain of our business lines, such as securities analysis. We do not believe we will need to make material modifications to our corporate governance policies in response to this law nor do we believe this law will negatively affect our financial condition or results of operations.

     Various legislative and regulatory proposals concerning the financial services industry are pending in Congress, the legislatures in states in which we conduct operations and before various regulatory agencies that supervise our operations. Given the uncertainty of the legislative and regulatory process, we cannot assess the impact of any such legislation or regulations on our financial condition or results of operations.

Table 1
SELECTED STATISTICAL DATA

	2002			2001

	Third	Second	First	Fourth	Third
(Dollars in millions)	Quarter	Quarter	Quarter	Quarter	Quarter

PROFITABILITY (a)
Return on average common stockholders’ equity	11.63%	11.52	12.74	10.15	(6.52)
Net interest margin (b)	3.93	3.96	3.90	3.81	3.58
Fee and other income as % of total revenue	42.86	45.63	45.00	45.33	34.33
Overhead efficiency ratio	66.77	63.28	61.48	66.68	79.67
Effective income tax rate	6.20%	31.46	32.12	31.91	40.04

CAPITAL ADEQUACY
Tier 1 capital ratio	8.11%	7.83	7.49	7.04	6.75
Total capital ratio	12.02	11.89	11.56	11.08	10.84
Leverage	6.82%	6.75	6.51	6.19	7.22

ASSET QUALITY
Allowance as % of loans, net	1.81%	1.86	1.84	1.83	1.79
Allowance as % of nonperforming assets (c)	149	150	162	175	186
Net charge-offs as % of average loans, net	0.59	0.97	0.83	0.93	0.73
Nonperforming assets as % of loans, net, foreclosed properties and loans held for sale	1.23%	1.24	1.21	1.13	1.08

OTHER DATA
Employees	80,987	82,686	82,809	84,046	85,534
Financial centers	3,342	3,347	3,362	3,434	3,461
ATMs	4,604	4,617	4,618	4,675	4,698
Common shares outstanding (In millions)	1,373	1,371	1,368	1,362	1,361
Common stock price	$32.69	38.18	37.08	31.36	31.00
Market capitalization	$44,887	52,347	50,716	42,701	42,191

(a)  In the second quarter of 2002, certain amounts were changed to reflect the impact of stock option expense related to stock options granted in 2002.

(b)  Tax-equivalent.

(c)  These ratios do not include nonperforming loans included in loans held for sale.

Table 2
SUMMARIES OF INCOME, PER COMMON SHARE AND BALANCE SHEET DATA (a)

	2002				2001

	Third		Second	First	Fourth	Third
(In millions, except per share data)	Quarter		Quarter	Quarter	Quarter	Quarter

SUMMARIES OF INCOME
Interest income	$3,912		3,894	3,903	4,311	3,944

Interest income (b)	$3,966		3,948	3,954	4,363	3,988
Interest expense	1,446		1,433	1,477	1,879	2,014

Net interest income (b)	2,520		2,515	2,477	2,484	1,974
Provision for loan losses	435		397	339	381	1,124

Net interest income after provision for loan losses (b)	2,085		2,118	2,138	2,103	850
Securities transactions — portfolio	71		58	(6)	(16)	(35)
Fee and other income	1,819		2,052	2,033	2,076	1,067
Merger-related and restructuring charges	107		143	(8)	88	85
Other noninterest expense	2,838		2,783	2,777	2,942	2,310

Income (loss) before income taxes (benefits) (b)	1,030		1,302	1,396	1,133	(513)
Income taxes (benefits)	60		393	432	345	(223)
Tax-equivalent adjustment	54		54	51	52	44

Net income (loss)	916		855	913	736	(334)
Dividends on preferred stock	3		6	6	6	—

Net income (loss) available to common stockholders	$913		849	907	730	(334)

PER COMMON SHARE DATA
Basic	0.67		0.62	0.67	0.54	(0.31)
Diluted	0.66		0.62	0.66	0.54	(0.31)
Cash dividends	$0.26		0.24	0.24	0.24	0.24
Average common shares — Basic	1,362		1,360	1,355	1,352	1,094
Average common shares — Diluted	1,374		1,375	1,366	1,363	1,105
Average common stockholders’ equity
Quarter-to-date	$31,098		29,565	28,887	28,528	20,330
Year-to-date	29,858		29,228	28,887	20,218	17,417
Book value per common share	23.38		22.15	21.04	20.88	20.94
Common stock price
High	37.47		39.50	37.50	31.90	36.38
Low	30.51		35.98	30.26	27.90	27.95
Period-end	$32.69		38.18	37.08	31.36	31.00
To earnings ratio (c)	13.18	X	25.28	24.24	21.63	20.39
To book value	140%		172	176	150	148
BALANCE SHEET DATA
Assets	$333,880		324,679	319,853	330,452	325,897
Long-term debt	$39,758		37,931	39,936	41,733	43,233

(a)  In the second quarter of 2002, certain amounts were changed to reflect the impact of stock option expense related to stock options granted in 2002.

(b)  Tax-equivalent.

(c)  Based on diluted earnings per common share.

Table 3
MERGER-RELATED AND RESTRUCTURING CHARGES

Nine
Months
Ended
Sept. 30,
(In millions)	2002

MERGER-RELATED AND RESTRUCTURING CHARGES — FIRST UNION/WACHOVIA
Merger-related charges
Personnel costs	$16
Occupancy and equipment	55
Gain on regulatory-mandated branch sales	(121)
System conversion costs	114
Advertising	25
Other	39

Total merger-related charges	128
Restructuring charges
Employee termination benefits	42
Occupancy and equipment	62
Contract cancellations	4
Other	6

Total restructuring charges	114

Net merger-related and restructuring charges	$242

	First Union/
	Wachovia
(In millions)	Merger	Other	Total

ACTIVITY IN THE RESTRUCTURING ACCRUAL
Balance, December 31, 2001	$63	63	126
Restructuring charge	64	—	64
Cash payments	(42)	(7)	(49)

Balance, March 31, 2002	85	56	141
Restructuring charge	52	—	52
Cash payments	(35)	(6)	(41)
Noncash write-downs	(9)	—	(9)

Balance, June 30, 2002	93	50	143
Restructuring charge	(2)	—	(2)
Cash payments	(26)	(14)	(40)
Noncash write-downs	(7)	—	(7)

Balance, September 30, 2002	$58	36	94

Table 4
BUSINESS SEGMENTS

	2002			2001

	Third	Second	First	Fourth	Third
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

GENERAL BANK COMBINED (a)
Net interest income (b)	$1,730	1,713	1,644	1,639	1,276
Fee and other income	519	508	498	578	434
Intersegment revenue	38	42	40	45	35

Total revenue	2,287	2,263	2,182	2,262	1,745
Provision for loan losses	114	98	115	130	97
Noninterest expense	1,256	1,231	1,206	1,239	1,015
Income taxes	324	331	304	316	212
Tax-equivalent adjustment	10	10	10	10	10

Segment earnings	$583	593	547	567	411

Risk adjusted return on capital	40.85%	41.03	40.11	42.50	38.71
Cash overhead efficiency ratio	54.88%	54.42	55.24	54.77	57.64
Economic profit	$415	416	390	411	289
Average loans, net	101,402	100,832	98,033	97,004	76,383
Average core deposits	141,860	139,649	136,079	133,975	109,641
Economic capital, average	$5,519	5,554	5,439	5,344	4,298

COMMERCIAL
Net interest income (b)	$359	354	335	333	223
Fee and other income	60	60	71	65	42
Intersegment revenue	19	20	17	20	14

Total revenue	438	434	423	418	279
Provision for loan losses	27	24	39	38	25
Noninterest expense	161	150	152	157	116
Income taxes	83	86	74	71	40
Tax-equivalent adjustment	9	9	10	10	9

Segment earnings	$158	165	148	142	89

Risk adjusted return on capital	26.20%	26.10	25.91	26.38	25.20
Cash overhead efficiency ratio	36.90%	34.65	35.83	37.50	41.28
Economic profit	$80	81	78	73	44
Average loans, net	39,542	40,239	39,945	40,336	28,758
Average core deposits	16,686	15,134	14,081	13,289	10,794
Economic capital, average	$2,084	2,160	2,116	2,012	1,331

RETAIL AND SMALL BUSINESS
Net interest income (b)	$1,371	1,359	1,309	1,306	1,053
Fee and other income	459	448	427	513	392
Intersegment revenue	19	22	23	25	21

Total revenue	1,849	1,829	1,759	1,844	1,466
Provision for loan losses	87	74	76	92	72
Noninterest expense	1,095	1,081	1,054	1,082	899
Income taxes	241	245	230	245	172
Tax-equivalent adjustment	1	1	—	—	1

Segment earnings	$425	428	399	425	322

Risk adjusted return on capital	49.74%	50.53	49.15	52.24	44.77
Cash overhead efficiency ratio	59.13%	59.12	59.92	58.69	60.75
Economic profit	$335	335	312	338	245
Average loans, net	61,860	60,593	58,088	56,668	47,625
Average core deposits	125,174	124,515	121,998	120,686	98,847
Economic capital, average	$3,435	3,394	3,323	3,332	2,967

(a)  General Bank Combined represents the consolidation of the General Bank’s Commercial and Retail and Small Business lines of business.

(b)  Tax-equivalent.

(Continued)

Table 4
BUSINESS SEGMENTS

	2002			2001

	Third	Second	First	Fourth	Third
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

CAPITAL MANAGEMENT COMBINED (a)
Net interest income (b)	$47	45	44	46	42
Fee and other income	725	783	778	782	652
Intersegment revenue	(18)	(19)	(17)	(19)	(17)

Total revenue	754	809	805	809	677
Provision for loan losses	—	—	—	—	—
Noninterest expense	623	669	676	669	574
Income taxes	48	51	47	52	36
Tax-equivalent adjustment	—	—	—	—	—

Segment earnings	$83	89	82	88	67

Risk adjusted return on capital	53.01%	52.60	48.78	52.07	43.55
Cash overhead efficiency ratio	82.59%	82.75	83.96	82.79	84.85
Economic profit	$66	70	64	68	48
Average loans, net	177	186	166	337	269
Average core deposits	1,314	1,269	1,298	1,505	1,535
Economic capital, average	624	675	682	673	611
Assets under management	$227,486	230,038	230,204	226,470	226,341

RETAIL BROKERAGE SERVICES
Net interest income (b)	$41	43	44	46	43
Fee and other income	515	564	552	552	460
Intersegment revenue	(17)	(20)	(17)	(17)	(19)

Total revenue	539	587	579	581	484
Provision for loan losses	—	—	—	—	—
Noninterest expense	470	514	523	518	435
Income taxes	26	27	20	26	15
Tax-equivalent adjustment	—	—	—	—	—

Segment earnings	$43	46	36	37	34

Risk adjusted return on capital	34.91%	33.75	26.28	28.52	25.87
Cash overhead efficiency ratio	87.20%	87.65	90.32	89.44	89.62
Economic profit	$30	30	22	23	17
Average loans, net	2	2	2	2	1
Average core deposits	198	107	99	75	93
Economic capital, average	$498	546	549	541	506

(a)  Capital Management Combined represents the consolidation of Capital Management’s Retail Brokerage Services, Asset Management, and Other, which primarily serves to eliminate intersegment revenue.

(b)  Tax-equivalent.

(Continued)

Table 4
BUSINESS SEGMENTS

	2002			2001

	Third	Second	First	Fourth	Third
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

ASSET MANAGEMENT
Net interest income (b)	$5	1	(1)	(1)	(3)
Fee and other income	221	230	237	238	206
Intersegment revenue	(2)	(1)	—	—	(1)

Total revenue	224	230	236	237	202
Provision for loan losses	—	—	—	—	—
Noninterest expense	166	166	166	163	151
Income taxes	21	23	26	26	18
Tax-equivalent adjustment	—	—	—	—	—

Segment earnings	$37	41	44	48	33

Risk adjusted return on capital	111.91%	124.50	130.88	137.62	122.40
Cash overhead efficiency ratio	74.14%	72.06	70.56	68.65	74.77
Economic profit	$33	38	40	43	30
Average loans, net	175	184	164	335	268
Average core deposits	1,116	1,162	1,199	1,430	1,442
Economic capital, average	$130	132	137	136	108

OTHER
Net interest income (b)	$1	1	1	1	2
Fee and other income	(11)	(11)	(11)	(8)	(14)
Intersegment revenue	1	2	—	(2)	3

Total revenue	(9)	(8)	(10)	(9)	(9)
Provision for loan losses	—	—	—	—	—
Noninterest expense	(13)	(11)	(13)	(12)	(12)
Income taxes	1	1	1	—	3
Tax-equivalent adjustment	—	—	—	—	—

Segment earnings	$3	2	2	3	—

Risk adjusted return on capital	—%	—	—	—	—
Cash overhead efficiency ratio	—%	—	—	—	—
Economic profit	$3	2	2	2	1
Average loans, net	—	—	—	—	—
Average core deposits	—	—	—	—	—
Economic capital, average	$(4)	(3)	(4)	(4)	(3)

(Continued)

Table 4
BUSINESS SEGMENTS

	2002			2001

	Third	Second	First	Fourth	Third
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

WEALTH MANAGEMENT
Net interest income (a)	$101	99	96	93	62
Fee and other income	126	142	140	136	99
Intersegment revenue	1	2	1	1	—

Total revenue	228	243	237	230	161
Provision for loan losses	3	7	1	4	2
Noninterest expense	163	166	168	161	114
Income taxes	23	25	25	23	16
Tax-equivalent adjustment	—	—	—	—	—

Segment earnings	$39	45	43	42	29

Risk adjusted return on capital	42.47%	52.69	48.81	50.65	52.92
Cash overhead efficiency ratio	71.41%	68.42	70.86	69.57	70.65
Economic profit	$27	35	31	31	22
Average loans, net	8,854	8,632	8,400	8,148	5,680
Average core deposits	10,006	9,879	9,896	9,431	7,313
Economic capital, average	$345	338	330	318	212

(a)  Tax-equivalent.

(Continued)

Table 4
BUSINESS SEGMENTS

	2002			2001

	Third	Second	First	Fourth	Third
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

CORPORATE AND INVESTMENT BANK COMBINED (a)
Net interest income (b)	$611	589	589	687	507
Fee and other income	348	495	498	419	(218)
Intersegment revenue	(20)	(24)	(18)	(19)	(16)

Total revenue	939	1,060	1,069	1,087	273
Provision for loan losses	317	293	222	254	126
Noninterest expense	508	521	521	550	485
Income taxes (benefits)	27	66	96	86	(147)
Tax-equivalent adjustment	18	27	25	22	17

Segment earnings (loss)	$69	153	205	175	(208)

Risk adjusted return on capital	11.92%	15.05	14.53	13.30	(10.50)
Cash overhead efficiency ratio	54.11%	49.15	48.73	50.64	n/m
Economic profit	$17	74	68	27	(359)
Average loans, net	40,250	41,580	43,342	46,235	42,069
Average core deposits	12,832	12,207	12,758	12,625	10,479
Economic capital, average	$7,145	7,372	7,803	8,288	6,328

CORPORATE BANKING
Net interest income (b)	$432	419	439	491	365
Fee and other income	302	280	271	208	186
Intersegment revenue	(13)	(16)	(13)	(14)	(10)

Total revenue	721	683	697	685	541
Provision for loan losses	318	293	222	248	125
Noninterest expense	270	266	267	295	248
Income taxes	51	47	78	54	58
Tax-equivalent adjustment	1	1	1	1	—

Segment earnings	$81	76	129	87	110

Risk adjusted return on capital	17.77%	15.74	15.35	12.76	15.10
Cash overhead efficiency ratio	37.50%	38.97	38.28	43.20	45.59
Economic profit	$83	60	58	11	31
Average loans, net	37,118	38,205	39,689	42,307	38,082
Average core deposits	10,101	9,619	9,875	9,784	7,925
Economic capital, average	$4,901	5,054	5,395	5,734	3,975

(a)  Corporate and Investment Bank Combined represents the consolidation of the Corporate and Investment Bank’s Corporate Banking, Investment Banking and Principal Investing lines of business.

(b)  Tax-equivalent.

(Continued)

Table 4
BUSINESS SEGMENTS

	2002			2001

	Third	Second	First	Fourth	Third
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

INVESTMENT BANKING
Net interest income (b)	$180	169	150	193	151
Fee and other income	75	257	317	232	181
Intersegment revenue	(7)	(8)	(5)	(5)	(6)

Total revenue	248	418	462	420	326
Provision for loan losses	(1)	—	—	6	1
Noninterest expense	233	249	248	248	228
Income taxes (benefits)	(12)	37	53	41	15
Tax-equivalent adjustment	17	26	24	21	17

Segment earnings	$11	106	137	104	65

Risk adjusted return on capital	5.69%	32.92	41.37	30.52	25.39
Cash overhead efficiency ratio	93.19%	59.76	53.69	58.98	69.96
Economic profit	$(16)	71	100	66	34
Average loans, net	3,132	3,375	3,653	3,887	3,969
Average core deposits	2,731	2,588	2,883	2,841	2,554
Economic capital, average	$1,283	1,311	1,335	1,417	1,012

PRINCIPAL INVESTING
Net interest income (b)	$(1)	1	—	3	(9)
Fee and other income	(29)	(42)	(90)	(21)	(585)
Intersegment revenue	—	—	—	—	—

Total revenue	(30)	(41)	(90)	(18)	(594)
Provision for loan losses	—	—	—	—	—
Noninterest expense	5	6	6	7	9
Income tax benefits	(12)	(18)	(35)	(9)	(220)
Tax-equivalent adjustment	—	—	—	—	—

Segment loss	$(23)	(29)	(61)	(16)	(383)

Risk adjusted return on capital	(9.57)%	(11.69)	(23.02)	(5.43)	(113.43)
Cash overhead efficiency ratio	n/m %	n/m	n/m	n/m	n/m
Economic profit	$(50)	(57)	(90)	(50)	(424)
Average loans, net	—	—	—	41	18
Average core deposits	—	—	—	—	—
Economic capital, average	$961	1,007	1,073	1,137	1,341

(Continued)

Table 4
BUSINESS SEGMENTS

	2002			2001

	Third	Second	First	Fourth	Third
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

PARENT
Net interest income (a)	$31	69	104	19	87
Fee and other income	172	182	113	145	69
Intersegment revenue	(1)	(1)	(6)	(8)	(2)

Total revenue	202	250	211	156	154
Provision for loan losses	1	(1)	1	(7)	19
Noninterest expense	288	196	206	323	122
Income tax benefits	(322)	(26)	(43)	(107)	(3)
Tax-equivalent adjustment	26	17	16	20	17

Segment earnings (loss)	$209	64	31	(73)	(1)

Risk adjusted return on capital	49.61%	26.08	20.75	14.80	18.66
Cash overhead efficiency ratio	67.24%	13.83	18.29	45.75	9.82
Economic profit	$234	94	61	18	34
Average loans, net	993	3,855	7,123	11,115	8,625
Average core deposits	1,440	1,777	2,781	3,507	2,527
Economic capital, average	$2,396	2,493	2,572	2,474	1,961

(a)  Tax-equivalent.

(Continued)

Table 4
BUSINESS SEGMENTS

	Three Months Ended September 30, 2002

						Net Merger-
				Corporate		Related
				and		and
	General	Capital	Wealth	Investment		Restructuring
(In millions)	Bank	Management	Management	Bank	Parent	Charges (b)	Total

CONSOLIDATED
Net interest income (a)	$1,730	47	101	611	31	(54)	2,466
Fee and other income	519	725	126	348	172	—	1,890
Intersegment revenue	38	(18)	1	(20)	(1)	—	-

Total revenue	2,287	754	228	939	202	(54)	4,356
Provision for loan losses	114	—	3	317	1	—	435
Noninterest expense	1,256	623	163	508	288	107	2,945
Income taxes (benefits)	324	48	23	27	(322)	(40)	60
Tax-equivalent adjustment	10	—	—	18	26	(54)	-

Net income	583	83	39	69	209	(67)	916
Dividends on preferred stock	—	—	—	—	3	—	3

Net income available to common stockholders	$583	83	39	69	206	(67)	913

Risk adjusted return on capital	40.85%	53.01	42.47	11.92	49.61	—	29.77
Cash overhead efficiency ratio	54.88%	82.59	71.41	54.11	67.24	—	60.87
Economic profit	$415	66	27	17	234	—	759
Average loans, net	101,402	177	8,854	40,250	993	—	151,676
Average core deposits	141,860	1,314	10,006	12,832	1,440	—	167,452
Economic capital, average	$5,519	624	345	7,145	2,396	—	16,029

	Three Months Ended September 30, 2001

						Net Merger-
				Corporate		Related
				and		and
	General	Capital	Wealth	Investment		Restructuring
(In millions)	Bank	Management	Management	Bank	Parent	Charges (b)	Total

CONSOLIDATED
Net interest income (a)	$1,276	42	62	507	87	(44)	1,930
Fee and other income	434	652	99	(218)	69	(4)	1,032
Intersegment revenue	35	(17)	—	(16)	(2)	—	—

Total revenue	1,745	677	161	273	154	(48)	2,962
Provision for loan losses	97	—	2	126	19	880	1,124
Noninterest expense	1,015	574	114	485	122	85	2,395
Income taxes (benefits)	212	36	16	(147)	(3)	(337)	(223)
Tax-equivalent adjustment	10	—	—	17	17	(44)	—

Net income (loss)	$411	67	29	(208)	(1)	(632)	(334)

Risk adjusted return on capital	38.71%	43.55	52.92	(10.50)	18.66	—	13.00
Cash overhead efficiency ratio	57.64%	84.85	70.65	n/m	9.82	—	72.86
Economic profit	$289	48	22	(359)	34	—	34
Average loans, net	76,383	269	5,680	42,069	8,625	—	133,026
Average core deposits	109,641	1,535	7,313	10,479	2,527	—	131,495
Economic capital, average	$4,298	611	212	6,328	1,961	—	13,410

(a)  Tax-equivalent.

(b)  The tax-equivalent amounts are eliminated herein in order for “Total” amounts to agree with amounts appearing in the Consolidated Statements of Income.

(Continued)

Table 4
BUSINESS SEGMENTS

	Nine Months Ended
	September 30,

(In millions)	2002	2001

GENERAL BANK COMBINED (a)
Net interest income (b)	$5,087	3,498
Fee and other income	1,525	1,146
Intersegment revenue	120	98

Total revenue	6,732	4,742
Provision for loan losses	327	295
Noninterest expense	3,693	2,835
Income taxes	959	533
Tax-equivalent adjustment	30	25

Segment earnings	$1,723	1,054

Risk adjusted return on capital	40.67%	39.58
Cash overhead efficiency ratio	54.84%	58.99
Economic profit	$1,221	779
Average loans, net	100,101	68,292
Average core deposits	139,217	101,864
Economic capital, average	$5,504	3,777

COMMERCIAL
Net interest income (b)	$1,048	573
Fee and other income	191	100
Intersegment revenue	56	40

Total revenue	1,295	713
Provision for loan losses	90	57
Noninterest expense	463	313
Income taxes	243	95
Tax-equivalent adjustment	28	24

Segment earnings	$471	224

Risk adjusted return on capital	26.07%	25.21
Cash overhead efficiency ratio	35.79%	43.42
Economic profit	$239	108
Average loans, net	39,907	24,816
Average core deposits	15,310	9,848
Economic capital, average	$2,120	1,096

RETAIL AND SMALL BUSINESS
Net interest income (b)	$4,039	2,925
Fee and other income	1,334	1,046
Intersegment revenue	64	58

Total revenue	5,437	4,029
Provision for loan losses	237	238
Noninterest expense	3,230	2,522
Income taxes	716	438
Tax-equivalent adjustment	2	1

Segment earnings	$1,252	830

Risk adjusted return on capital	49.81%	45.46
Cash overhead efficiency ratio	59.38%	61.74
Economic profit	$982	671
Average loans, net	60,194	43,476
Average core deposits	123,907	92,016
Economic capital, average	$3,384	2,681

(a)  General Bank Combined represents the consolidation of the General Bank’s Consumer and Commercial and Small Business lines of business.

(b)  Tax-equivalent.

(Continued)

Table 4
BUSINESS SEGMENTS

	Nine Months Ended
	September 30,

(In millions)	2002	2001

CAPITAL MANAGEMENT COMBINED (a)
Net interest income (b)	$136	120
Fee and other income	2,286	2,017
Intersegment revenue	(54)	(51)

Total revenue	2,368	2,086
Provision for loan losses	—	—
Noninterest expense	1,968	1,732
Income taxes	146	122
Tax-equivalent adjustment	—	—

Segment earnings	$254	232

Risk adjusted return on capital	51.43%	51.43
Cash overhead efficiency ratio	83.11%	83.02
Economic profit	$200	178
Average loans, net	177	170
Average core deposits	1,294	1,656
Economic capital, average	660	604
Assets under management	$227,486	226,341

RETAIL BROKERAGE SERVICES
Net interest income (b)	$128	126
Fee and other income	1,631	1,432
Intersegment revenue	(54)	(52)

Total revenue	1,705	1,506
Provision for loan losses	—	—
Noninterest expense	1,507	1,328
Income taxes	73	60
Tax-equivalent adjustment	—	—

Segment earnings	$125	118

Risk adjusted return on capital	31.57%	30.55
Cash overhead efficiency ratio	88.41%	88.13
Economic profit	$82	71
Average loans, net	3	1
Average core deposits	136	92
Economic capital, average	$531	514

(a)  Capital Management Combined represents the consolidation of Capital Management’s Retail Brokerage Services, Asset Management, and Other, which primarily serves to eliminate intersegment revenue.

(b)  Tax-equivalent.

(Continued)

Table 4
BUSINESS SEGMENTS

	Nine Months Ended
	September 30,

(In millions)	2002	2001

ASSET MANAGEMENT
Net interest income (b)	$5	(10)
Fee and other income	688	620
Intersegment revenue	(3)	(1)

Total revenue	690	609
Provision for loan losses	—	—
Noninterest expense	498	436
Income taxes	70	60
Tax-equivalent adjustment	—	—

Segment earnings	$122	113

Risk adjusted return on capital	122.50%	162.92
Cash overhead efficiency ratio	72.22%	71.53
Economic profit	$111	105
Average loans, net	174	169
Average core deposits	1,158	1,564
Economic capital, average	$133	93

OTHER
Net interest income (b)	$3	4
Fee and other income	(33)	(35)
Intersegment revenue	3	2

Total revenue	(27)	(29)
Provision for loan losses	—	—
Noninterest expense	(37)	(32)
Income taxes	3	2
Tax-equivalent adjustment	—	—

Segment earnings	$7	1

Risk adjusted return on capital	(247.50)%	(56.45)
Cash overhead efficiency ratio	141.26%	106.61
Economic profit	$7	2
Average loans, net	—	—
Average core deposits	—	—
Economic capital, average	$(4)	(3)

(Continued)

Table 4
BUSINESS SEGMENTS

	Nine Months Ended
	September 30,

(In millions)	2002	2001

WEALTH MANAGEMENT
Net interest income (a)	$296	158
Fee and other income	408	258
Intersegment revenue	4	—

Total revenue	708	416
Provision for loan losses	11	2
Noninterest expense	497	284
Income taxes	73	45
Tax-equivalent adjustment	—	—

Segment earnings	$127	85

Risk adjusted return on capital	47.92%	64.96
Cash overhead efficiency ratio	70.20%	67.82
Economic profit	$93	66
Average loans, net	8,630	4,837
Average core deposits	9,928	6,623
Economic capital, average	$338	168

(a)  Tax-equivalent.

(Continued)

Table 4
BUSINESS SEGMENTS

	Nine Months Ended
	September 30,

(In millions)	2002	2001

CORPORATE AND INVESTMENT BANKING COMBINED (a)
Net interest income (b)	$1,789	1,445
Fee and other income	1,341	505
Intersegment revenue	(62)	(43)

Total revenue	3,068	1,907
Provision for loan losses	832	289
Noninterest expense	1,550	1,467
Income taxes (benefits)	189	(4)
Tax-equivalent adjustment	70	41

Segment earnings	$427	114

Risk adjusted return on capital	13.86%	4.34
Cash overhead efficiency ratio	50.52%	76.72
Economic profit	$159	(354)
Average loans, net	41,713	41,986
Average core deposits	12,599	10,041
Economic capital, average	$7,437	6,175

CORPORATE BANKING
Net interest income (b)	$1,290	1,081
Fee and other income	853	535
Intersegment revenue	(42)	(26)

Total revenue	2,101	1,590
Provision for loan losses	833	291
Noninterest expense	803	736
Income taxes	176	193
Tax-equivalent adjustment	3	—

Segment earnings	$286	370

Risk adjusted return on capital	16.26%	16.53
Cash overhead efficiency ratio	38.23%	46.07
Economic profit	$201	126
Average loans, net	38,328	37,676
Average core deposits	9,866	7,646
Economic capital, average	$5,115	3,718

(a)  Corporate and Investment Bank Combined represents the consolidation of the Corporate and Investment Bank’s Corporate Banking, Investment Banking and Principal Investing lines of business.

(b) Tax-equivalent.

(Continued)

Table 4
BUSINESS SEGMENTS

	Nine Months Ended
	September 30,

(In millions)	2002	2001

INVESTMENT BANKING
Net interest income (b)	$499	394
Fee and other income	649	656
Intersegment revenue	(20)	(17)

Total revenue	1,128	1,033
Provision for loan losses	(1)	(2)
Noninterest expense	730	705
Income taxes	78	71
Tax-equivalent adjustment	67	41

Segment earnings	$254	218

Risk adjusted return on capital	26.77%	25.96
Cash overhead efficiency ratio	64.65%	68.19
Economic profit	$155	116
Average loans, net	3,385	4,304
Average core deposits	2,733	2,395
Economic capital, average	$1,309	1,107

PRINCIPAL INVESTING
Net interest income (b)	$—	(30)
Fee and other income	(161)	(686)
Intersegment revenue	—	—

Total revenue	(161)	(716)
Provision for loan losses	—	—
Noninterest expense	17	26
Income tax benefits	(65)	(268)
Tax-equivalent adjustment	—	—

Segment loss	$(113)	(474)

Risk adjusted return on capital	(14.97)%	(47.00)
Cash overhead efficiency ratio	n/m %	n/m
Economic profit	$(197)	(596)
Average loans, net	—	6
Average core deposits	—	—
Economic capital, average	$1,013	1,350

(Continued)

Table 4
BUSINESS SEGMENTS

	Nine Months Ended
	September 30,

(In millions)	2002	2001

PARENT
Net interest income (a)	$204	229
Fee and other income	467	285
Intersegment revenue	(8)	(4)

Total revenue	663	510
Provision for loan losses	1	100
Noninterest expense	690	299
Income tax benefits	(391)	(2)
Tax-equivalent adjustment	59	41

Segment earnings	$304	72

Risk adjusted return on capital	31.91%	21.63
Cash overhead efficiency ratio	31.59%	13.98
Economic profit	$389	143
Average loans, net	3,968	8,793
Average core deposits	1,994	2,394
Economic capital, average	$2,487	1,978

(a)  Tax-equivalent.

(Continued)

Table 4
BUSINESS SEGMENTS

	Nine Months Ended September 30, 2002

						Net Merger-
				Corporate		Related,
				and		Restructuring
	General	Capital	Wealth	Investment		and Other
(In millions)	Bank	Management	Management	Bank	Parent	Charges (b)	Total

CONSOLIDATED
Net interest income (a)	$5,087	136	296	1,789	204	(159)	7,353
Fee and other income	1,525	2,286	408	1,341	467	—	6,027
Intersegment revenue	120	(54)	4	(62)	(8)	—	—

Total revenue	6,732	2,368	708	3,068	663	(159)	13,380
Provision for loan losses	327	—	11	832	1	—	1,171
Noninterest expense	3,693	1,968	497	1,550	690	242	8,640
Income taxes (benefits)	959	146	73	189	(391)	(91)	885
Tax-equivalent adjustment	30	—	—	70	59	(159)	—

Net income	1,723	254	127	427	304	(151)	2,684
Dividends on preferred stock	—	—	—	—	15	—	15

Net income applicable to common stockholders	$1,723	254	127	427	289	(151)	2,669

Risk adjusted return on capital	40.67%	51.43	47.92	13.86	31.91	—	27.78
Cash overhead efficiency ratio	54.84%	83.11	70.20	50.52	31.59	—	58.47
Economic profit	$1,221	200	93	159	389	—	2,062
Average loans, net	100,101	177	8,630	41,713	3,968	—	154,589
Average core deposits	139,217	1,294	9,928	12,599	1,994	—	165,032
Economic capital, average	$5,504	660	338	7,437	2,487	—	16,426

	Nine Months Ended September 30, 2001

						Net Merger-
				Corporate		Related,
				and		Restructuring
	General	Capital	Wealth	Investment		and Other
(In millions)	Bank	Management	Management	Bank	Parent	Charges (b)	Total

CONSOLIDATED
Net interest income (a)	$3,498	120	158	1,445	229	(107)	5,343
Fee and other income	1,146	2,017	258	505	285	25	4,236
Intersegment revenue	98	(51)	—	(43)	(4)	—	—

Total revenue	4,742	2,086	416	1,907	510	(82)	9,579
Provision for loan losses	295	—	2	289	100	880	1,566
Noninterest expense	2,835	1,732	284	1,467	299	184	6,801
Income taxes (benefits)	533	122	45	(4)	(2)	(365)	329
Tax-equivalent adjustment	25	—	—	41	41	(107)	—

Net income	$1,054	232	85	114	72	(674)	883

Risk adjusted return on capital	39.58%	51.43	64.96	4.34	21.63	—	20.55
Cash overhead efficiency ratio	58.99%	83.02	67.82	76.72	13.98	—	65.68
Economic profit	$779	178	66	(354)	143	—	812
Average loans, net	68,292	170	4,837	41,986	8,793	—	124,078
Average core deposits	101,864	1,656	6,623	10,041	2,394	—	122,578
Economic capital, average	$3,777	604	168	6,175	1,978	—	12,702

(a)  Tax-equivalent.

(b)  The tax-equivalent amounts are eliminated herein in order for “Total” amounts to agree with amounts appearing in the Consolidated Statements of Income.

Table 5
FEE AND OTHER INCOME — CORPORATE AND INVESTMENT BANK (a)

	2002			2001

	Third	Second	First	Fourth	Third
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

CORPORATE BANKING
Lending/Treasury services	$180	167	162	93	82
Leasing	45	39	41	45	40
International	77	74	68	70	64

Total	302	280	271	208	186
Intersegment revenue	(13)	(16)	(13)	(14)	(10)

Total Corporate Banking	289	264	258	194	176

INVESTMENT BANKING
Agency	90	149	137	142	57
Fixed income	(33)	95	163	61	113
Affordable housing	18	13	17	29	11

Total	75	257	317	232	181
Intersegment revenue	(7)	(8)	(5)	(5)	(6)

Total Investment Banking	68	249	312	227	175

PRINCIPAL INVESTING	(29)	(42)	(90)	(21)	(585)

Total fee and other income — Corporate and Investment Bank	$328	471	480	400	(234)

(a)  The aggregate amounts of trading account profits (losses) included in this table in the third, second and first quarters of 2002 and in the fourth and third quarters of 2001 were $(64) million, $34 million, $121 million, $43 million and $66 million, respectively.

Table 6
SELECTED RATIOS (a)

	Nine Months Ended
	September 30,			2002			2001

				Third	Second	First	Fourth	Third
	2002		2001	Quarter	Quarter	Quarter	Quarter	Quarter

PERFORMANCE RATIOS (b)
Assets to stockholders’ equity	10.62	X	14.57	10.34	10.64	10.91	11.18	13.17
Return on assets	1.13%		0.47	1.13	1.09	1.17	0.91	(0.50)
Return on total stockholders’ equity	12.01%		6.78	11.68	11.59	12.81	10.22	(6.52)

DIVIDEND PAYOUT RATIOS ON
Net income (c)
Common shares	37.95		84.71	39.39	38.71	36.36	44.44	—
Preferred and common shares	38.32%		84.71	39.38	39.09	36.54	44.86	—

(a)  In the second quarter of 2002, certain amounts were changed to reflect the impact of stock option expense related to stock options granted in 2002 and to reflect the change in certain average balances.

(b)  Based on average balances and net income.

(c)  Dividend payout ratios are not presented for periods in which there is a net loss.

Table 7
SECURITIES (a)

	September 30, 2002

						Gross Unrealized			Average
	1 Year	1-5	5-10	After 10				Amortized	Maturity
(In millions)	or Less	Years	Years	Years	Total	Gains	Losses	Cost	in Years

MARKET VALUE
U.S. Treasury	$905	7	1	—	913	1	—	912	0.10
U.S. Government agencies	71	33,001	1,200	—	34,272	964	158	33,466	2.41
Asset-backed
Residual interests	42	274	569	228	1,113	399	—	714	6.36
Other	524	16,354	8,624	233	25,735	1,078	14	24,671	4.69
State, county and municipal	74	262	569	1,577	2,482	270	14	2,226	16.57
Sundry	227	1,728	3,948	1,653	7,556	162	99	7,493	6.64

Total market value	$1,843	51,626	14,911	3,691	72,071	2,874	285	69,482	4.09

MARKET VALUE
Debt securities	$1,843	51,626	14,911	2,273	70,653	2,860	262	68,055
Equity securities	—	—	—	1,418	1,418	14	23	1,427

Total market value	$1,843	51,626	14,911	3,691	72,071	2,874	285	69,482

AMORTIZED COST
Debt securities	$1,795	50,514	13,649	2,097	68,055
Equity securities	—	—	—	1,427	1,427

Total amortized cost	$1,795	50,514	13,649	3,524	69,482

WEIGHTED AVERAGE YIELD
U.S. Treasury	1.75%	8.67	8.04	—	1.80
U.S. Government agencies	6.94	6.27	5.90	—	6.26
Asset-backed
Residual interests	10.98	15.89	54.56	15.67	30.00
Other	5.40	5.81	5.38	8.01	5.68
State, county and municipal	7.91	8.96	9.44	8.12	8.49
Sundry	6.53	6.74	6.99	4.96	6.47
Consolidated	3.87%	6.20	6.97	8.41	6.33

(a)  At September 30, 2002, all securities were classified as available for sale.

     Securities with an aggregate amortized cost of $39 billion are pledged to secure U.S. Government and other public deposits and for other purposes as required by various statutes or agreements.

     Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Average maturity excludes equity securities and money market funds.

     Yields related to securities exempt from federal and state income taxes are stated on a fully tax-equivalent basis. They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 35 percent and applicable state tax rates.

     At September 30, 2002, there were forward commitments to purchase securities at a cost that approximates a market value of $4.6 billion, and commitments to sell securities at a cost that approximates a market value of $841 million.

     Gross gains and losses realized on the sale or impairment of debt securities for the nine months ended September 30, 2002, were $268 million and $126 million, respectively, and gross gains and losses realized on equity securities were $10 million and $29 million, respectively.

Table 8
LOANS — ON-BALANCE SHEET, AND MANAGED AND SERVICING PORTFOLIOS

	2002			2001

	Third	Second	First	Fourth	Third
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

ON-BALANCE SHEET LOAN PORTFOLIO
COMMERCIAL
Commercial, financial and agricultural	$57,899	57,984	60,385	61,258	63,616
Real estate — construction and other	7,558	8,035	8,137	7,969	7,457
Real estate — mortgage	16,967	17,349	17,186	17,234	17,156
Lease financing	22,616	22,044	22,223	21,958	21,625
Foreign	6,992	7,241	6,920	7,653	7,572

Total commercial	112,032	112,653	114,851	116,072	117,426

CONSUMER
Real estate — mortgage	17,527	19,803	20,901	22,139	25,466
Installment loans	37,889	35,940	36,073	34,666	35,577
Vehicle leasing	43	168	345	618	941

Total consumer	55,459	55,911	57,319	57,423	61,984

Total loans	167,491	168,564	172,170	173,495	179,410
Unearned income	9,949	9,764	9,876	9,694	9,730

Loans, net (on-balance sheet)	$157,542	158,800	162,294	163,801	169,680

MANAGED PORTFOLIO (a)

COMMERCIAL
On-balance sheet loan portfolio	$112,032	112,653	114,851	116,072	117,426
Securitized loans — off-balance sheet	2,288	2,318	5,816	5,827	6,613
Loans held for sale included in other assets	1,271	779	962	1,478	1,648

Total commercial	115,591	115,750	121,629	123,377	125,687

CONSUMER
Real estate — mortgage
On-balance sheet loan portfolio	17,527	19,803	20,901	22,139	25,466
Securitized loans included in securities	6,431	4,868	4,181	5,344	2,506
Loans held for sale included in other assets	2,473	1,387	1,554	2,420	1,687

Total real estate — mortgage	26,431	26,058	26,636	29,903	29,659

Installment loans
On-balance sheet loan portfolio	37,889	35,940	36,073	34,666	35,577
Securitized loans — off-balance sheet	13,164	13,379	13,989	14,095	12,746
Securitized loans included in securities	11,695	8,918	9,230	9,776	9,460
Loans held for sale included in other assets	2,513	6,232	4,615	3,865	3,502

Total installment loans	65,261	64,469	63,907	62,402	61,285

Vehicle leasing — on-balance sheet loan portfolio	43	168	345	618	941

Total consumer	91,735	90,695	90,888	92,923	91,885

Total managed portfolio	$207,326	206,445	212,517	216,300	217,572

SERVICING PORTFOLIO (b)
Commercial	$53,611	50,001	47,657	42,210	41,394
Consumer	$2,490	1,773	1,844	2,900	2,807

(a)  The managed portfolio includes the on-balance sheet loan portfolio, loans securitized for which the assets are classified in securities on-balance sheet, loans held for sale that are classified in other assets on-balance sheet and the off-balance sheet portfolio of securitized loans sold, where we service the loans.

(b)  The servicing portfolio consists of third party commercial and consumer loans for which our sole function is that of servicing the loans for the third parties.

Table 9
LOANS HELD FOR SALE

	2002			2001

	Third	Second	First	Fourth	Third
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Balance, beginning of period	$8,398	7,131	7,763	6,837	5,963

Core business activity
Core business activity, beginning of period	8,225	6,782	6,991	5,613	5,522
Former Wachovia balance, September 1, 2001	—	—	—	—	180
Originations/purchases	7,200	5,611	5,940	7,471	5,189
Transfer of performing loans from loans held for sale, net	(3,639)	(71)	(38)	(2)	(121)
Lower of cost or market value adjustments	(36)	—	(3)	(11)	(10)
Performing loans sold or securitized	(6,823)	(3,683)	(5,830)	(5,655)	(4,982)
Nonperforming loans sold	—	—	(11)	(2)	—
Other, principally payments	(365)	(414)	(267)	(423)	(165)

Core business activity, end of period	4,562	8,225	6,782	6,991	5,613

Portfolio management activity
Portfolio management activity, beginning of period	173	349	772	1,224	441
Former Wachovia balance, September 1, 2001	—	—	—	—	117
Transfers to (from) loans held for sale, net
Performing loans	1,697	(11)	10	(30)	1,154
Nonperforming loans	201	—	—	24	79
Lower of cost or market value adjustments	19	(8)	(11)	(47)	(5)
Performing loans sold	(13)	(49)	(349)	(190)	(195)
Nonperforming loans sold	(30)	(10)	(11)	(104)	(88)
Allowance for loan losses related to loans transferred to loans held for sale	(309)	—	(4)	(10)	(262)
Other, principally payments	(43)	(98)	(58)	(95)	(17)

Portfolio management activity, end of period	1,695	173	349	772	1,224

Balance, end of period (a)	$6,257	8,398	7,131	7,763	6,837

(a)  Nonperforming loans included in loans held for sale at September 30, June 30, and March 31, 2002, and at December 31, and September 30, 2001, were $115 million, $108 million, $213 million, $228 million and $273 million, respectively.

Table 10
ALLOWANCE FOR LOAN LOSSES AND NONPERFORMING ASSETS

	2002			2001

	Third	Second	First	Fourth	Third
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

ALLOWANCE FOR LOAN LOSSES
Balance, beginning of period	$2,951	2,986	2,995	3,039	1,760
Provision for loan losses relating to loans transferred to other assets or sold	211	23	14	3	230
Provision for loan losses	224	374	325	378	894
Former Wachovia balance, September 1, 2001	—	—	—	—	766
Allowance relating to loans acquired, transferred to other assets or sold	(315)	(58)	(23)	(47)	(368)
Net charge-offs	(224)	(374)	(325)	(378)	(243)

Balance, end of period	$2,847	2,951	2,986	2,995	3,039

as a % of loans, net	1.81%	1.86	1.84	1.83	1.79

as a % of nonaccrual and restructured loans (a)	163%	163	177	195	202

as a % of nonperforming assets (a)	149%	150	162	175	186

LOAN LOSSES
Commercial, financial and agricultural	$160	319	275	333	192
Real estate — commercial construction and mortgage	5	3	2	2	1
Real estate — residential mortgage	3	1	4	—	1
Installment loans and vehicle leasing	91	86	100	90	80

Total loan losses	259	409	381	425	274

LOAN RECOVERIES
Commercial, financial and agricultural	17	16	36	30	14
Real estate — commercial construction and mortgage	—	2	—	1	1
Real estate — residential mortgage	—	—	—	—	1
Installment loans and vehicle leasing	18	17	20	16	15

Total loan recoveries	35	35	56	47	31

Net charge-offs	$224	374	325	378	243

Commercial loan net charge-offs as % of average commercial loans, net (b)	0.61%	1.24	0.97	1.19	0.85
Consumer loan net charge-offs as % of average consumer loans, net (b)	0.56	0.48	0.59	0.48	0.53
Total net charge-offs as % of average loans, net (b)	0.59%	0.97	0.83	0.93	0.73

NONPERFORMING ASSETS
Nonaccrual loans
Commercial, financial and agricultural	$1,440	1,456	1,371	1,294	1,253
Real estate — commercial construction and mortgage	137	144	128	87	63
Real estate — residential mortgage	62	60	58	60	75
Installment loans and vehicle leasing	112	145	128	93	115

Total nonaccrual loans	1,751	1,805	1,685	1,534	1,506
Foreclosed properties (c)	156	156	159	179	126

Total nonperforming assets	$1,907	1,961	1,844	1,713	1,632

Nonperforming loans included in loans held for sale (d)	$115	108	213	228	273
Nonperforming assets included in loans and in loans held for sale	$2,022	2,069	2,057	1,941	1,905

as % of loans, net, and foreclosed properties (a)	1.21%	1.23	1.14	1.04	0.96

as % of loans, net, foreclosed properties and loans in other assets as held for sale (d)	1.23%	1.24	1.21	1.13	1.08

Accruing loans past due 90 days	$235	250	275	288	310

(a)  These ratios do not include nonperforming loans included in loans held for sale.

(b)  Annualized.

(c)  Restructured loans are not significant.

(d)  These ratios reflect nonperforming loans included in loans held for sale. Loans held for sale, which are included in other assets, are recorded at the lower of cost or market value, and accordingly, the amount shown and included in the ratios is net of the transferred allowance for loan losses and the lower of cost or market value adjustments.

Table 11
NONACCRUAL LOAN ACTIVITY (a)

	2002			2001

	Third	Second	First	Fourth	Third
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Balance, beginning of period	$1,805	1,685	1,534	1,506	1,223

Commercial nonaccrual loan activity
Commercial nonaccrual loans, beginning of period	1,600	1,499	1,381	1,316	1,088
Former Wachovia balance, September 1, 2001	—	—	—	—	209

New nonaccrual loans and advances	528	721	541	668	376
Gross charge-offs	(165)	(322)	(277)	(335)	(193)
Transfers to loans held for sale	(134)	—	—	—	(20)
Transfers to other real estate owned	(8)	—	—	(40)	(5)
Sales	(31)	(134)	(64)	(64)	(36)
Other, principally payments	(213)	(164)	(82)	(164)	(103)

Net commercial nonaccrual loan activity	(23)	101	118	65	19

Commercial nonaccrual loans, end of period	1,577	1,600	1,499	1,381	1,316

Consumer nonaccrual loan activity
Consumer nonaccrual loans, beginning of period	205	186	153	190	135
Former Wachovia balance, September 1, 2001	—	—	—	—	33

New nonaccrual loans and advances, net	38	35	50	76	75
Transfers to loans held for sale	(58)	—	—	(22)	(53)
Sales and securitizations	(11)	(16)	(17)	(91)	—

Net consumer nonaccrual loan activity	(31)	19	33	(37)	22

Consumer nonaccrual loans, end of period	174	205	186	153	190

Balance, end of period	$1,751	1,805	1,685	1,534	1,506

(a)  Excludes nonaccrual loans included in loans held for sale and foreclosed properties.

Table 12
GOODWILL AND OTHER INTANGIBLE ASSETS

	2002			2001

	Third	Second	First	Fourth	Third
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Goodwill	$10,810	10,728	10,728	10,616	10,496
Deposit base	1,363	1,508	1,661	1,822	2,433
Customer relationships	222	229	237	244	8
Tradename	90	90	90	90	—

Total goodwill and other intangible assets	$12,485	12,555	12,716	12,772	12,937

GOODWILL AND OTHER INTANGIBLE ASSETS
   CREATED BY THE FIRST UNION/WACHOVIA MERGER

	2002			2001

	Third	Second	First	Fourth	Third
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Purchase price less former Wachovia ending tangible stockholders’ equity as of September 1, 2001	$7,466	7,466	7,466	7,466	7,466

Fair value purchase accounting adjustments (a)
Financial assets	836	836	829	829	747
Premises and equipment	167	167	164	132	146
Employee benefit plans	276	276	276	276	276
Financial liabilities	(13)	(13)	(13)	(13)	(13)
Other, including income taxes	(154)	(165)	(152)	(169)	(144)

Total fair value purchase accounting adjustments	1,112	1,101	1,104	1,055	1,012

Exit cost purchase accounting adjustments
Personnel and employee termination benefits (b)	152	151	142	94	43
Occupancy and equipment	85	83	83	—	—
Gain on regulatory-mandated branch sales	(47)	(53)	(53)	—	—
Contract cancellations	8	3	2	2	—
Other	53	53	51	45	22

Total pre-tax exit costs	251	237	225	141	65
Income taxes	(73)	(68)	(67)	(37)	(9)

Total after-tax exit cost purchase accounting adjustments (One-time costs)	178	169	158	104	56

Total purchase intangibles	8,756	8,736	8,728	8,625	8,534
Deposit base intangible (Net of income taxes)	1,194	1,194	1,194	1,194	1,465
Other identifiable intangibles (Net of income taxes)	209	209	209	209	—

Goodwill	$7,353	7,333	7,325	7,222	7,069

(a)  These adjustments represent fair value adjustments in compliance with business combination accounting standards and adjust assets and liabilities of the former Wachovia to their fair value as of September 1, 2001.

(b)  These adjustments represent incremental costs relating to combining the two organizations which are specifically related to the former Wachovia.

Table 13
DEPOSITS (a)

	2002			2001

	Third	Second	First	Fourth	Third
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

CORE DEPOSITS
Noninterest-bearing	$44,186	39,558	39,323	43,464	36,382
Savings and NOW accounts	49,305	49,367	47,436	47,175	44,154
Money market accounts	44,644	41,124	41,866	39,022	35,797
Other consumer time	35,562	36,730	37,134	39,649	42,231

Total core deposits	173,697	166,779	165,759	169,310	158,564
OTHER DEPOSITS
Foreign	7,603	8,262	7,535	9,116	10,181
Other time	6,485	5,622	6,739	9,027	11,804

Total deposits	$187,785	180,663	180,033	187,453	180,549

(a)  Certain amounts presented in periods prior to the third quarter of 2002 have been reclassified to conform to the presentation in the third quarter of 2002.

Table 14
TIME DEPOSITS IN AMOUNTS OF $100,000 OR MORE

(In millions)	September 30, 2002

MATURITY OF
3 months or less	$3,656
Over 3 months through 6 months	1,892
Over 6 months through 12 months	1,185
Over 12 months	3,534

Total	$10,267

Table 15
LONG-TERM DEBT

	2002			2001

	Third	Second	First	Fourth	Third
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

NOTES AND DEBENTURES ISSUED BY THE PARENT COMPANY
Notes
4.95% to 7.70%, due 2003 to 2006	$6,473	6,470	6,468	6,475	4,735
Floating rate, due 2002 to 2005	1,866	1,866	2,214	2,217	2,669
Floating rate extendible, due 2005	10	10	10	10	10
Subordinated notes
5.625% to 8.15%, due 2002 to 2009	4,428	4,439	4,701	4,702	4,703
8.00%, due 2009	149	149	149	149	208
6.605%, due 2025	250	250	250	250	250
6.30%, Putable/Callable, due 2028	200	200	200	200	200
Floating rate, due 2003	150	150	150	150	150
Subordinated debentures
6.55% to 7.574%, due 2026 to 2035	795	795	795	794	794
Hedge-related basis adjustments	1,094	597	258	389	606

Total notes and debentures issued by the Parent Company	15,415	14,926	15,195	15,336	14,325

NOTES ISSUED BY SUBSIDIARIES
Notes, primarily notes issued under global bank note programs, varying rates and terms to 2040	7,680	8,636	10,386	11,630	13,686
Subordinated notes
5.875% to 9.375%, due 2003 to 2006	825	925	925	925	925
Bank, 5.80% to 7.875%, due 2006 to 2036	2,544	2,544	2,544	2,544	2,548
6.625% to 8.375%, due 2002 to 2007	572	572	574	574	571

Total notes issued by subsidiaries	11,621	12,677	14,429	15,673	17,730

OTHER DEBT
Trust preferred securities	2,990	2,990	2,986	2,989	2,993
Collateralized notes, floating rate, due 2006 to 2007	4,391	2,459	2,459	2,489	2,474
4.556% auto securitization financing, due 2008	97	138	164	304	523
Advances from the Federal Home Loan Bank	4,758	4,663	4,823	4,933	4,930
Capitalized leases	22	22	23	25	26
Mortgage notes and other debt of subsidiaries	63	6	7	10	9
Hedge-related basis adjustments	401	50	(150)	(26)	223

Total other debt	12,722	10,328	10,312	10,724	11,178

Total	$39,758	37,931	39,936	41,733	43,233

Table 16
CHANGES IN STOCKHOLDERS’ EQUITY (a)

	2002			2001

	Third	Second	First	Fourth	Third
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

Balance, beginning of period	$30,379	28,785	28,455	28,506	16,144

Comprehensive income
Net income (loss)	916	855	913	736	(334)
Net unrealized gain (loss) on debt and equity securities	780	637	(243)	(389)	903
Net unrealized gain (loss) on derivative financial instruments	257	308	(104)	(169)	184

Total comprehensive income	1,953	1,800	566	178	753
Preferred shares issued	—	—	—	23	—
Purchases of common stock	—	—	—	—	(1,115)
Common stock issued for
Stock options and restricted stock	5	96	131	6	13
Dividend reinvestment plan	—	—	—	15	14
Acquisitions	51	—	—	—	12,811
Stock options issued in acquisition	—	—	—	—	187
Deferred compensation, net	78	32	(33)	57	(64)
Cash dividends
Preferred shares	(3)	(6)	(6)	(6)	—
Common shares	(358)	(328)	(328)	(324)	(237)

Balance, end of period	$32,105	30,379	28,785	28,455	28,506

(a)  In the second quarter of 2002, certain amounts were changed to reflect the impact of stock option expense related to stock options granted in 2002.

Table 17
CAPITAL RATIOS

	2002			2001

	Third	Second	First	Fourth	Third
(In millions)	Quarter	Quarter	Quarter	Quarter	Quarter

CONSOLIDATED CAPITAL RATIOS (a)
Qualifying capital
Tier 1 capital	$21,001	20,264	19,706	18,999	18,447
Total capital	31,135	30,778	30,402	29,878	29,641
Adjusted risk-weighted assets	259,057	258,826	262,957	269,726	273,396
Adjusted leverage ratio assets	$307,890	300,141	302,835	306,745	255,326
Ratios
Tier 1 capital	8.11%	7.83	7.49	7.04	6.75
Total capital	12.02	11.89	11.56	11.08	10.84
Leverage	6.82	6.75	6.51	6.19	7.22
STOCKHOLDERS’ EQUITY TO ASSETS
Quarter-end	9.62	9.35	9.00	8.61	8.75
Average	9.67%	9.41	9.18	8.95	7.60

BANK CAPITAL RATIOS
Tier 1 capital
Wachovia Bank, National Association	7.63%	7.71	7.86	7.55	7.18
Wachovia Bank of Delaware, National Association	11.97	10.29	9.35	12.51	12.32
Total capital
Wachovia Bank, National Association	12.12	11.97	12.09	11.68	11.36
Wachovia Bank of Delaware, National Association	14.59	12.30	10.72	13.98	14.53
Leverage
Wachovia Bank, National Association	6.61	6.89	6.60	6.29	6.03
Wachovia Bank of Delaware, National Association	8.03%	7.16	6.86	7.92	8.38

(a)  Risk-based capital ratio guidelines require a minimum ratio of tier 1 capital to risk-weighted assets of 4.00 percent and a minimum ratio of total capital to risk-weighted assets of 8.00 percent. The minimum leverage ratio of tier 1 capital to adjusted average quarterly assets is from 3.00 percent to 4.00 percent.

Table 18
RISK MANAGEMENT DERIVATIVE FINANCIAL INSTRUMENTS (a)

	September 30, 2002

		Gross Unrealized			In-	Average
	Notional				effective-	Maturity in
(In millions)	Amount	Gains	Losses (f)	Equity (g)	ness (h)	Years (i)

ASSET HEDGES
Cash flow hedges (b)
Interest rate swaps	$46,406	4,495	(230)	2,636	19	5.95
Forward purchase commitments	1,000	24	—	14	1	0.21
Interest rate options	1,000	47	—	29	—	2.67
Futures	11,025	80	—	50	—	0.25
Fair value hedges (c)
Interest rate swaps	51	—	(4)	—	—	4.25
Forward sale commitments	1,958	—	(18)	—	7	0.11
Interest rate options	300	—	(2)	—	—	1.70
Futures	117	—	(14)	—	—	0.25

Total asset hedges	$61,857	4,646	(268)	2,729	27	4.57

LIABILITY HEDGES
Cash flow hedges (d)
Interest rate swaps	$34,653	2	(3,151)	(1,947)	(10)	5.16
Interest rate options	17,700	—	(674)	(416)	(3)	2.54
Put options on Eurodollar futures	12,000	—	(42)	(26)	—	0.25
Futures	10,023	—	(61)	(38)	—	0.25
Fair value hedges (e)
Interest rate swaps	16,222	1,755	—	—	—	4.56
Interest rate options	300	3	—	—	—	0.71

Total liability hedges	$90,898	1,760	(3,928)	(2,427)	(13)	3.34

(a)  Includes only derivative financial instruments related to interest rate risk management activities. All of the company’s other derivative financial instruments are classified as trading.

(b)  Receive-fixed interest rate swaps with a notional amount of $44.7 billion, of which $2.3 billion are forward-starting, and with pay rates based on one-to-six month LIBOR are primarily designated as cash flow hedges of the variability in cash flows related to the forecasted interest rate resets of one-to-six month LIBOR-indexed loans. Pay-fixed interest rate swaps with a notional amount of $1.7 billion and with receive rates based on one-month LIBOR are designated as cash flow hedges of securities and have a loss, net of income taxes, of $143 million in accumulated other comprehensive income. An interest rate collar that qualifies as a net purchased option with a notional amount of $1.0 billion is designated as a cash flow hedge of the variability in cash flows related to the forecasted interest rate resets of one-month LIBOR-indexed loans, when one-month LIBOR is below the purchased floor or above the sold cap. Forward purchase commitments of $1.0 billion are designated as a cash flow hedge of the variability of the consideration to be paid in the forecasted purchase of available for sale securities. Eurodollar futures with a notional amount of $11.0 billion are primarily designated as cash flow hedges of the variability in cash flows related to the forecasted interest rate resets of three-month LIBOR-indexed loans.

(c)  Forward sale commitments of $1.3 billion and $670 million are designated as fair value hedges of mortgage loans in the warehouse and fair value hedges of available for sale securities, respectively.

(d)  Derivatives with a notional amount of $66.7 billion are designated as cash flow hedges of the variability in cash flows attributable to the forecasted issuance of fixed rate short-term liabilities that are part of a rollover strategy, primarily repurchase agreements and deposit products. Of this amount, $10.0 billion are Eurodollar futures, $31.2 billion are pay-fixed interest rate swaps with receive rates based on one-to-three month LIBOR, of which $9.1 billion are forward-starting, and $10.7 billion are purchased options on pay-fixed swaps with a strike based on three-month LIBOR. Interest rate collars that qualify as net purchased options with a notional amount of $2.8 billion and collars on Eurodollar futures that qualify as net purchased options with a notional amount of $12.0 billion also hedge the forecasted issuance of fixed rate short-term liabilities that are part of a rollover strategy, when three-month LIBOR is below the sold floor or between the purchased and written caps. Derivatives with a notional amount of $7.7 billion are primarily designated as cash flow hedges of the variability in cash flows related to the forecasted interest rate resets of one-to-three month LIBOR-indexed long-term debt. Of this amount, $4.2 billion are purchased options on pay-fixed swaps with a strike based on three-month LIBOR, and $3.5 billion are pay-fixed interest rate swaps with receive rates based on one-to-three month LIBOR.

(e)  Receive-fixed interest rate swaps with a notional amount of $16.2 billion and with pay rates based primarily on one-to-six month LIBOR are designated as fair value hedges of fixed rate liabilities, primarily CDs, long-term debt and bank notes.

(f)  Represents the fair value of derivative financial instruments less accrued interest receivable or payable.

(g)  At September 30, 2002, the net unrealized gain on derivatives included in accumulated other comprehensive income, which is a component of stockholders’ equity, was $483 million, net of income taxes. Of this net of tax amount, a $302 million gain represents the effective portion of the net gains (losses) on derivatives that qualify as cash flow hedges, and a $181 million gain relates to terminated and/or redesignated derivatives. As of September 30, 2002, $432 million of net gains, net of income taxes, recorded in accumulated other comprehensive income are expected to be reclassified as interest income or expense during the next twelve months. The maximum length of time over which cash flow hedges are hedging the variability in future cash flows associated with the forecasted transactions is 23.60 years.

(h)  In the nine months ended September 30, 2002, gains in the amount of $14 million were recognized in other fee income representing the ineffective portion of the net gains (losses) on derivatives that qualify as cash flow and fair value hedges. In addition, net interest income in the nine months ended September 30, 2002, was reduced by $7 million representing ineffectiveness of cash flow hedges caused by differences between the critical terms of the derivative and the hedged item, primarily differences in reset dates.

(i)  Estimated maturity approximates average life.

Table 19
RISK MANAGEMENT DERIVATIVE FINANCIAL INSTRUMENTS — EXPECTED MATURITIES

	September 30, 2002

	1 Year	1-2	2-5	5-10	After 10
(In millions)	or Less	Years	Years	Years	Years	Total

CASH FLOW ASSET HEDGES
Notional amount — swaps	$3,200	969	16,018	26,041	178	46,406
Notional amount — other	10,025	2,000	1,000	—	—	13,025
Weighted average receive rate (a)	6.78%	5.63	5.55	4.88	5.18	5.15
Weighted average pay rate (a)	1.67%	1.84	1.86	1.77	2.71	1.74
Unrealized gain (loss)	$155	67	1,661	2,515	18	4,416

FAIR VALUE ASSET HEDGES
Notional amount — swaps	$—	—	45	—	6	51
Notional amount — other	1,988	300	77	10	—	2,375
Weighted average receive rate (a)	—%	—	1.82	—	1.86	1.82
Weighted average pay rate (a)	—%	—	4.31	—	7.36	4.64
Unrealized gain (loss)	$(22)	(2)	(12)	(1)	(1)	(38)

CASH FLOW LIABILITY HEDGES
Notional amount — swaps	$6,905	1,204	14,504	9,253	2,787	34,653
Notional amount — other	14,158	14,385	9,480	1,700	—	39,723
Weighted average receive rate (a)	1.82%	1.82	1.87	1.81	1.72	1.82
Weighted average pay rate (a)	3.32%	2.99	5.04	7.27	6.42	5.19
Unrealized gain (loss)	$(68)	(444)	(1,575)	(1,474)	(365)	(3,926)

FAIR VALUE LIABILITY HEDGES
Notional amount — swaps	$875	1,900	9,150	3,775	522	16,222
Notional amount — other	300	—	—	—	—	300
Weighted average receive rate (a)	6.81%	6.63	6.54	6.45	6.66	6.55
Weighted average pay rate (a)	1.85%	1.83	1.91	1.87	1.77	1.88
Unrealized gain (loss)	$12	113	919	595	119	1,758

(a)  Weighted average receive and pay rates include the impact of currently effective interest rate swaps and basis swaps only and not the impact of forward-starting interest rate swaps. All of the interest rate swaps have variable pay or receive rates based on one-to-six month LIBOR, and they are the pay or receive rates in effect at September 30, 2002.

Table 20
RISK MANAGEMENT DERIVATIVE FINANCIAL INSTRUMENTS ACTIVITY

	Asset	Liability
(In millions)	Hedges	Hedges	Total

Balance, December 31, 2001	$45,199	84,129	129,328
Additions	36,025	68,445	104,470
Maturities and amortizations	(13,620)	(56,255)	(69,875)
Terminations	(5,700)	(5,443)	(11,143)
Redesignations and transfers to trading account assets	(47)	22	(25)

Balance, September 30, 2002	$61,857	90,898	152,755

WACHOVIA CORPORATION AND SUBSIDIARIES
NET INTEREST INCOME SUMMARIES (a)

	THIRD QUARTER 2002			SECOND QUARTER 2002

			Average			Average
		Interest	Rates		Interest	Rates
	Average	Income/	Earned/	Average	Income/	Earned/
(In millions)	Balances	Expense	Paid	Balances	Expense	Paid

ASSETS
Interest-bearing bank balances	$2,891	14	1.90%	$2,613	13	2.02%
Federal funds sold and securities purchased under resale agreements	10,474	82	3.11	10,835	85	3.18
Trading account assets (b)	16,061	194	4.82	16,248	186	4.57
Securities (b)	62,917	961	6.11	58,282	933	6.40
Loans (b) (c)
Commercial
Commercial, financial and agricultural	57,571	1,068	7.36	58,534	1,027	7.03
Real estate — construction and other	7,809	81	4.10	8,115	84	4.19
Real estate — mortgage	17,188	228	5.26	17,310	231	5.36
Lease financing	7,105	189	10.65	7,286	193	10.60
Foreign	6,879	59	3.41	7,058	60	3.37

Total commercial	96,552	1,625	6.68	98,303	1,595	6.50

Consumer
Real estate — mortgage	18,970	294	6.20	20,104	318	6.34
Installment loans and vehicle leasing	36,154	652	7.17	36,678	664	7.25

Total consumer	55,124	946	6.84	56,782	982	6.93

Total loans	151,676	2,571	6.74	155,085	2,577	6.66

Other earning assets	11,770	144	4.86	11,361	154	5.42

Total earning assets	255,789	3,966	6.17	254,424	3,948	6.22

Cash and due from banks	9,955			10,110
Other assets	55,767			50,180

Total assets	$321,511			$314,714

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing deposits
Savings and NOW accounts	49,156	199	1.61	49,341	183	1.49
Money market accounts	43,495	239	2.18	40,035	224	2.25
Other consumer time	36,029	347	3.82	36,956	365	3.96
Foreign	6,491	30	1.84	7,195	33	1.88
Other time	6,134	32	2.07	6,220	31	1.93

Total interest-bearing deposits	141,305	847	2.38	139,747	836	2.40
Federal funds purchased and securities sold under repurchase agreements	31,884	241	3.00	31,894	229	2.88
Commercial paper	2,999	9	1.18	3,025	8	1.17
Other short-term borrowings	9,505	60	2.49	10,039	63	2.51
Long-term debt	38,477	289	3.00	39,107	297	3.04

Total interest-bearing liabilities	224,170	1,446	2.56	223,812	1,433	2.57

Noninterest-bearing deposits	38,772			38,449
Other liabilities	27,466			22,877
Stockholders’ equity	31,103			29,576

Total liabilities and stockholders’ equity	$321,511			$314,714

Interest income and rate earned		$3,966	6.17%		$3,948	6.22%
Interest expense and equivalent rate paid		1,446	2.24		1,433	2.26

Net interest income and margin (d)		$2,520	3.93%		$2,515	3.96%

(a)  Certain amounts presented in periods prior to the third quarter of 2002 have been reclassified to conform to the presentation in the third quarter of 2002.
(b)  Yields related to securities and loans exempt from federal and state income taxes are stated on a fully tax-equivalent basis. They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 35 percent and applicable state tax rates. Lease financing amounts include related deferred income taxes.
(c)  The loan averages are stated net of unearned income, and the averages include loans on which the accrual of interest has been discontinued.

FIRST QUARTER 2002			FOURTH QUARTER 2001			THIRD QUARTER 2001

		Average			Average			Average
	Interest	Rates		Interest	Rates		Interest	Rates
Average	Income/	Earned/	Average	Income/	Earned/	Average	Income/	Earned/
Balances	Expense	Paid	Balances	Expense	Paid	Balances	Expense	Paid

$4,341	22	2.07%	$3,333	21	2.50%	$1,740	17	3.86%

12,020	93	3.13	11,784	99	3.32	10,031	107	4.25
14,703	165	4.53	14,552	175	4.81	14,572	199	5.43
56,287	884	6.29	55,708	905	6.49	50,621	877	6.93

59,927	1,049	7.10	62,220	1,202	7.67	55,490	1,142	8.17
8,126	86	4.28	7,919	101	5.02	4,512	66	5.88
17,163	238	5.61	17,139	263	6.10	10,923	184	6.66
7,442	193	10.37	7,578	199	10.51	6,441	168	10.42
6,831	62	3.71	7,374	81	4.34	6,267	83	5.26

99,489	1,628	6.62	102,230	1,846	7.17	83,633	1,643	7.80

21,444	354	6.60	24,032	414	6.90	19,816	353	7.12
36,131	668	7.49	36,577	724	7.87	29,577	637	8.57

57,575	1,022	7.16	60,609	1,138	7.49	49,393	990	7.99

157,064	2,650	6.82	162,839	2,984	7.29	133,026	2,633	7.87

11,073	140	5.13	11,668	179	6.11	9,682	155	6.35

255,488	3,954	6.24	259,884	4,363	6.68	219,672	3,988	7.23

10,553			10,313			8,737
49,281			49,024			39,337

$315,322			$319,221			$267,746

48,931	175	1.45	47,527	222	1.85	41,897	259	2.46
37,589	265	2.86	35,023	282	3.19	23,816	260	4.32
38,166	399	4.24	40,931	484	4.70	35,469	474	5.30
7,578	35	1.85	8,603	56	2.58	7,441	71	3.74
8,119	41	2.09	10,325	72	2.73	11,662	119	4.07

140,383	915	2.64	142,409	1,116	3.11	120,285	1,183	3.90

31,940	211	2.68	33,028	298	3.59	26,982	332	4.87
3,435	10	1.15	3,709	29	3.07	2,950	25	3.36
10,550	65	2.51	9,617	45	1.86	9,870	60	2.45
41,057	276	2.69	42,979	391	3.64	38,220	414	4.34

227,365	1,477	2.63	231,742	1,879	3.22	198,307	2,014	4.04

38,126			37,562			30,313
20,928			21,377			18,796
28,903			28,540			20,330

$315,322			$319,221			$267,746

	$3,954	6.24%		$4,363	6.68%		$3,988	7.23%
	1,477	2.34		1,879	2.87		2,014	3.65

	$2,477	3.90%		$2,484	3.81%		$1,974	3.58%

(d)  The net interest margin includes (in basis points): 38, 39, 47, 27 and 18 in the third, second and first quarters of 2002, and in the fourth and third quarters of 2001, respectively, in net interest income from hedge-related derivative transactions.

WACHOVIA CORPORATION AND SUBSIDIARIES
NET INTEREST INCOME SUMMARIES (a)

	NINE MONTHS ENDED 2002			NINE MONTHS ENDED 2001

			Average			Average
		Interest	Rates		Interest	Rates
	Average	Income/	Earned/	Average	Income/	Earned/
(In millions)	Balances	Expense	Paid	Balances	Expense	Paid

ASSETS
Interest-bearing bank balances	$3,276	49	2.00%	$2,031	71	4.70%
Federal funds sold and securities purchased under resale agreements	11,104	260	3.14	8,674	301	4.64
Trading account assets (b)	15,676	545	4.64	13,955	607	5.80
Securities (b)	59,186	2,778	6.26	50,324	2,721	7.21
Loans (b) (c)
Commercial
Commercial, financial and agricultural	58,669	3,144	7.16	54,029	3,370	8.34
Real estate — construction and other	8,016	251	4.19	3,651	180	6.63
Real estate — mortgage	17,220	697	5.41	9,554	513	7.17
Lease financing	7,276	575	10.54	6,201	486	10.44
Foreign	6,923	181	3.49	5,682	258	6.08

Total commercial	98,104	4,848	6.60	79,117	4,807	8.12

Consumer
Real estate — mortgage	20,164	966	6.39	18,295	1,002	7.30
Installment loans and vehicle leasing	36,321	1,984	7.30	26,666	1,789	8.97

Total consumer	56,485	2,950	6.97	44,961	2,791	8.29

Total loans	154,589	7,798	6.74	124,078	7,598	8.18

Other earning assets	11,404	438	5.13	10,352	598	7.72

Total earning assets	255,235	11,868	6.21	209,414	11,896	7.59

Cash and due from banks	10,204			8,269
Other assets	51,766			36,135

Total assets	$317,205			$253,818

LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing deposits
Savings and NOW accounts	49,143	557	1.52	40,109	790	2.63
Money market accounts	40,395	728	2.41	19,565	662	4.52
Other consumer time	37,043	1,111	4.01	34,389	1,457	5.67
Foreign	7,084	98	1.86	6,885	238	4.62
Other time	6,818	104	2.03	12,452	481	5.17

Total interest-bearing deposits	140,483	2,598	2.47	113,400	3,628	4.28
Federal funds purchased and securities sold under repurchase agreements	31,906	681	2.85	26,379	1,066	5.40
Commercial paper	3,151	27	1.17	2,643	83	4.20
Other short-term borrowings	10,026	188	2.50	9,754	215	2.95
Long-term debt	39,538	862	2.91	37,041	1,454	5.24

Total interest-bearing liabilities	225,104	4,356	2.59	189,217	6,446	4.55

Noninterest-bearing deposits	38,451			28,515
Other liabilities	23,781			18,669
Stockholders’ equity	29,869			17,417

Total liabilities and stockholders’ equity	$317,205			$253,818

Interest income and rate earned		$11,868	6.21%		$11,896	7.59%
Interest expense and equivalent rate paid		4,356	2.28		6,446	4.12

Net interest income and margin (d)		$7,512	3.93%		$5,450	3.47%

(a)  Certain amounts presented in the nine months ended 2001 have been reclassified to conform to the presentation in the nine months ended 2002.
(b)  Yields related to securities and loans exempt from federal and state income taxes are stated on a fully tax-equivalent basis. They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 35 percent and applicable state tax rates. Lease financing amounts include related deferred income taxes.
(c)  The loan averages are stated net of unearned income, and the averages include loans on which the accrual of interest has been discontinued.
(d)  The net interest margin includes (in basis points): 41 and 15 for the nine months ended September 30, 2002, and September 30, 2001, respectively, in net interest income from hedge-related derivative transactions.

WACHOVIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (a)

	2002			2001

	Third	Second	First	Fourth	Third
(In millions, except per share data)	Quarter	Quarter	Quarter	Quarter	Quarter

ASSETS
Cash and due from banks	$11,930	10,668	10,038	13,917	10,051
Interest-bearing bank balances	3,561	2,269	3,356	6,875	2,128
Federal funds sold and securities purchased under resale agreements (carrying amount of collateral held $2,811 at September 30, 2002, $800 repledged)	7,132	11,541	13,154	13,919	9,354

Total cash and cash equivalents	22,623	24,478	26,548	34,711	21,533

Trading account assets	35,902	34,570	28,227	25,386	26,763
Securities	72,071	60,999	57,382	58,467	56,929
Loans, net of unearned income	157,542	158,800	162,294	163,801	169,680
Allowance for loan losses	(2,847)	(2,951)	(2,986)	(2,995)	(3,039)

Loans, net	154,695	155,849	159,308	160,806	166,641

Premises and equipment	5,422	5,494	5,596	5,719	5,775
Due from customers on acceptances	1,080	1,105	888	745	796
Goodwill	10,810	10,728	10,728	10,616	10,496
Intangible assets	1,675	1,827	1,988	2,156	2,441
Other assets	29,602	29,629	29,188	31,846	34,523

Total assets	$333,880	324,679	319,853	330,452	325,897

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Noninterest-bearing deposits	44,186	39,558	39,323	43,464	36,382
Interest-bearing deposits	143,599	141,105	140,710	143,989	144,167

Total deposits	187,785	180,663	180,033	187,453	180,549
Short-term borrowings	41,146	46,109	46,559	44,385	44,303
Bank acceptances outstanding	1,093	1,110	892	762	798
Trading account liabilities	17,760	14,108	10,261	11,437	10,084
Other liabilities	14,233	14,379	13,387	16,227	18,424
Long-term debt	39,758	37,931	39,936	41,733	43,233

Total liabilities	301,775	294,300	291,068	301,997	297,391

STOCKHOLDERS’ EQUITY
Dividend Equalization Preferred shares, no par value, 97 million shares issued and outstanding at September 30, 2002	2	5	11	17	—
Common stock, $3.33-1/3 par value; authorized 3 billion shares, outstanding 1.373 billion shares at September 30, 2002	4,577	4,570	4,559	4,539	4,537
Paid-in capital	18,233	18,106	17,989	17,911	17,835
Retained earnings	7,221	6,663	6,136	5,551	5,139
Accumulated other comprehensive income, net	2,072	1,035	90	437	995

Total stockholders’ equity	32,105	30,379	28,785	28,455	28,506

Total liabilities and stockholders’ equity	$333,880	324,679	319,853	330,452	325,897

(a)  In the second quarter of 2002, certain amounts were changed to reflect the adoption of expensing stock options granted in 2002.

WACHOVIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (LOSS) (a)

	2002			2001

	Third	Second	First	Fourth	Third
(In millions, except per share data)	Quarter	Quarter	Quarter	Quarter	Quarter

INTEREST INCOME
Interest and fees on loans	$2,558	2,563	2,637	2,970	2,621
Interest and dividends on securities	935	906	856	876	852
Trading account interest	179	173	155	166	192
Other interest income	240	252	255	299	279

Total interest income	3,912	3,894	3,903	4,311	3,944

INTEREST EXPENSE
Interest on deposits	847	836	915	1,116	1,183
Interest on short-term borrowings	310	300	286	372	417
Interest on long-term debt	289	297	276	391	414
Total interest expense	1,446	1,433	1,477	1,879	2,014

Net interest income	2,466	2,461	2,426	2,432	1,930
Provision for loan losses	435	397	339	381	1,124

Net interest income after provision for loan losses	2,031	2,064	2,087	2,051	806

FEE AND OTHER INCOME
Service charges and fees	664	661	661	672	541
Commissions	458	481	464	448	356
Fiduciary and asset management fees	427	466	477	478	400
Advisory, underwriting and other investment banking fees	72	225	240	223	177
Principal investing	(29)	(42)	(90)	(21)	(585)
Other income	298	319	275	260	143

Total fee and other income	1,890	2,110	2,027	2,060	1,032

NONINTEREST EXPENSE
Salaries and employee benefits	1,588	1,665	1,663	1,663	1,374
Occupancy	195	194	195	210	176
Equipment	234	231	226	247	214
Advertising	20	25	19	21	15
Communications and supplies	136	132	134	142	117
Professional and consulting fees	111	96	88	113	79
Goodwill and other intangible amortization	152	161	168	251	117
Merger-related and restructuring charges	107	143	(8)	88	85
Sundry expense	402	279	284	295	218

Total noninterest expense	2,945	2,926	2,769	3,030	2,395

Income (loss) before income taxes (benefits)	976	1,248	1,345	1,081	(557)
Income taxes (benefits)	60	393	432	345	(223)

Net income (loss)	916	855	913	736	(334)
Dividends on preferred stock	3	6	6	6	—
Net income (loss) available to common stockholders	$913	849	907	730	(334)

PER COMMON SHARE DATA
Basic earnings	$0.67	0.62	0.67	0.54	(0.31)
Diluted earnings	0.66	0.62	0.66	0.54	(0.31)
Cash dividends	$0.26	0.24	0.24	0.24	0.24
AVERAGE COMMON SHARES
Basic	1,362	1,360	1,355	1,352	1,094
Diluted	1,374	1,375	1,366	1,363	1,105

(a)  The second quarter of 2002 has been changed to include $19 million ($13 million after-tax, or 1 cent per share) in stock option expense related to stock options granted in 2002.

WACHOVIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Nine Months Ended
	September 30,

(In millions, except per share data)	2002	2001

INTEREST INCOME
Interest and fees on loans	$7,758	7,567
Interest and dividends on securities	2,697	2,658
Trading account interest	507	594
Other interest income	747	970

Total interest income	11,709	11,789

INTEREST EXPENSE
Interest on deposits	2,598	3,628
Interest on short-term borrowings	896	1,364
Interest on long-term debt	862	1,454

Total interest expense	4,356	6,446

Net interest income	7,353	5,343
Provision for loan losses	1,171	1,566

Net interest income after provision for loan losses	6,182	3,777

FEE AND OTHER INCOME
Service charges and fees	1,986	1,495
Commissions	1,403	1,120
Fiduciary and asset management fees	1,370	1,165
Advisory, underwriting and other investment banking fees	537	613
Principal investing	(161)	(686)
Other income	892	529

Total fee and other income	6,027	4,236

NONINTEREST EXPENSE
Salaries and employee benefits	4,916	4,147
Occupancy	584	520
Equipment	691	632
Advertising	64	45
Communications and supplies	402	338
Professional and consulting fees	295	246
Goodwill and other intangible amortization	481	272
Merger-related and restructuring charges	242	18
Sundry expense	965	583

Total noninterest expense	8,640	6,801

Income before income taxes	3,569	1,212
Income taxes	885	329

Net income	2,684	883
Dividends on preferred stock	15	—

Net income available to common stockholders	$2,669	883

PER COMMON SHARE DATA
Basic earnings	$1.96	0.86
Diluted earnings	1.95	0.85
Cash dividends	$0.74	0.72
AVERAGE COMMON SHARES
Basic	1,359	1,010
Diluted	1,372	1,020

WACHOVIA CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	September 30,

(In millions)	2002	2001

OPERATING ACTIVITIES
Net income	$2,684	883
Adjustments to reconcile net income to net cash provided (used) by operating activities
Accretion and amortization of securities discounts and premiums, net	16	148
Provision for loan losses	1,171	1,566
Securitization gains	(242)	(144)
Gain on sale of mortgage servicing rights	(47)	(56)
Securities transactions	(123)	51
Depreciation, goodwill and other amortization	1,231	891
Trading account assets, net	(10,516)	(4,199)
Mortgage loans held for resale	(53)	(577)
Loss on sales of premises and equipment	3	6
Contribution to qualified pension plan	(703)	(205)
Other assets, net	1,532	(833)
Trading account liabilities, net	6,323	2,609
Other liabilities, net	(4,693)	2,084

Net cash provided (used) by operating activities	(3,417)	2,224

INVESTING ACTIVITIES
Increase (decrease) in cash realized from
Sales of securities	23,009	9,714
Maturities of securities	10,377	5,111
Purchases of securities	(38,669)	(11,842)
Origination of loans, net	2,955	1,573
Sales of premises and equipment	118	65
Purchases of premises and equipment	(359)	(309)
Goodwill and other intangible assets, net	(144)	(86)
Purchase of bank-owned separate account life insurance	(147)	(81)
Cash equivalents acquired, net of purchases of banking organizations	9	3,591

Net cash provided (used) by investing activities	(2,851)	7,736

FINANCING ACTIVITIES
Increase (decrease) in cash realized from
Sales of deposits, net	332	(5,265)
Securities sold under repurchase agreements and other short-term borrowings, net	(3,239)	(3,251)
Issuances of long-term debt	3,525	7,562
Payments of long-term debt	(5,500)	(9,799)
Sales of common stock	91	(67)
Purchases of common stock	—	(1,284)
Cash dividends paid	(1,029)	(708)

Net cash used by financing activities	(5,820)	(12,812)

Decrease in cash and cash equivalents	(12,088)	(2,852)
Cash and cash equivalents, beginning of year	34,711	24,385

Cash and cash equivalents, end of period	$22,623	21,533

NONCASH ITEMS
Transfer to securities from loans	$4,070	95
Transfer to securities from other assets	2,246	908
Transfer to other assets from trading account assets	—	201
Transfer to other assets from loans, net	(1,851)	1,651
Issuance of common stock for purchase accounting merger	$51	12,998